Exhibit 99.1

Itaú Unibanco Holding S.A.

Risk and Capital Management

Pillar 3

1st quarter of 2017

Risk and Capital Management – Pillar 3

OBJECTIVE		4

KEY INDICATORS		4

1	RISK AND CAPITAL MANAGEMENT	5
1.1	Risk Appetite	6
1.2	Risk Culture	6
1.3	Risk and Capital Governance	7

2	CAPITAL	8
2.1	Capital Management	8
2.2	Capital Adequacy Assessment	8
2.3	Capital Requirements in Place and in Progress	9
2.4	Capital Composition	11
2.5	Risk-Weighted Asset (RWA)	13
	Risk-Weighted Assets for Credit Risk (RWACPAD)	13
	Risk-Weighted Assets for Market Risk (RWAMINT)	14
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	14
2.6	Additional Common Equity Tier I	15
2.7	Capital Adequacy	16
2.8	Leverage Ratio	18

3	BALANCE SHEET	19
	Balance Sheet	19
	Institutions that comprises the Financial Statements of Itaú Unibanco Holding	21
	Material entities	22

4	INVESTMENTS IN OTHER ENTITIES	23
4.1	Investments in other entities not classified in the trading book	23

5	CREDIT RISK	24
5.1	Framework and Treatment	24
5.2	Credit Portfolio Analysis	26
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	26
	Operations with Credit Granting Characteristics by Economic Sector	27
	Remaining maturity of loan transactions	28
	Concentration on the Major Debtors	28
	Overdue Amounts	29
	Allowance for Loan Losses	29
	Mitigating Instruments	30
	Counterparty Credit Risk	31
	Acquisitions, Sale or Transfer of Financial Assets	32
	Operations of Securitization	34
	Credit Derivatives	35

6	MARKET RISK	36
6.1	Framework and Treatment	36
6.2	Portfolio Analysis	38
	Interest rate risk in the non-trading book	38
	Evolution of the Trading Portfolio	39
	Evolution of the Derivatives Portfolio	39
	VaR - Consolidated Itaú Unibanco	40
	VaR and Stresses VaR Internal Model – Regulatory Portfolio	41
	Stress Testing	42
	Backtesting	42
	Pricing of Financial Instruments	42

Itaú Unibanco

Risk and Capital Management – Pillar 3

7	OPERATIONAL RISK	43
7.1	Framework and Treatment	43
7.2	Crisis Management and Business Continuity	44
7.3	Independent Validation of Risk Models	45

8	LIQUIDITY RISK	46
8.1	Framework and Treatment	46
8.2	Liquidity Coverage Ratio (LCR)	47
8.3	Primary Sources of Funding	48

9	OTHER RISKS	49
	Insurance products, pension plans and premium bonds risks	49
	Social and Environmental Risk	49
	Regulatory Risk	50
	Model Risk	50
	Country Risk	50
	Business and Strategy Risk	51
	Reputational Risk	51

10	ENTERPRISE RISK MANAGEMENT AND ALIGNMENT OF INCENTIVES	53
	Stress Test	53
	Risk-adjusted Compensation	53

11	APPENDIX I	54

12	GLOSSARIES	57
12.1	Glossary of Acronyms	57
12.2	Glossary of Regulations	59

Itaú Unibanco

Risk and Capital Management – Pillar 3

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Total Capital (“Patrimônio de Referência” - PR), consistently with the capital regulation and in accordance with Itaú Unibanco’s institutional standards.

For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations.

The information available in the website http://www.itau.com.br/investor-relations and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on March 31, 2017, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	Total Capital Ratio
15.4%	15.4%	18.1%
December 31, 2016: 15.8%	December 31, 2016: 15.9%	December 31, 2016: 19.1%

Common Equity Tier I	Tier I	Total Capital
R$ 110,454 million	R$ 110,608 million	R$ 130,394 million
December 31, 2016: R$ 115,408 million	December 31, 2016: R$ 115,940 million	December 31, 2016: R$ 139,477 million

RWA	Credit Risk Exposure
R$ 719,150 million	R$ 642,700 million
December 31, 2016: R$ 731,240 million	December 31, 2016: R$ 669,284 million

Please note that as from the 2nd quarter of 2016, resulting from the merge between Banco Itaú Chile and CorpBanca, Itaú CorpBanca commenced to be fully consolidated in the accounting statements of Itaú Unibanco, as controlling shareholder, and the current interest is 35.71% in the capital stock of the new bank.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1	Risk and Capital Management

To assume and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk assessment processes.

The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows:

•	Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

•	Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture;”

•	Price for Risk: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios;

•	Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

•	Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services;

•	Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation.

On February 23, 2017, BACEN published Resolution CMN 4,557, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS); the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the chief risk officer (CRO); and the CRO’s roles, responsibilities and independence requirements. The new standard enters into force 180 days after the date of publication, and revokes CMN Resolutions 3,380, 3,464, 3,721, 3,988, and 4,090, which established the implementation of operational, market, credit, capital and liquidity risks management, respectively.

Itaú Unibanco is mapping the actions required to comply with the Resolution. However, up to the present moment, no significant impacts have been identified.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1.1	Risk Appetite

In 2016, Itaú Unibanco reviewed its risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the

Board of Directors:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

•	Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on the bank’s capital ratios in usual or stress situations, and debt issue ratings.

•	Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

•	Composition of results: establishes that business will basically focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

•	Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

•	Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. Monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy.

1.2	Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate its risk culture. Itaú Unibanco’s Risk Culture is based on four basic principles: conscious risk taking, discussion about and actions on the institution’s risks, and each and everyone’s responsibility for risk management.

These principles connect Itaú Unibanco’s guidelines and help employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to the bank’s policies, procedures and processes, the risk culture strengthens the employees’ individual and collective responsibility for managing the risks connected to their individual activities, respecting business management with ethics.

The institution promotes its risk culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite levels established, being liable for each employee individually, regardless of their position, area or duties.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1.3	Risk and Capital Governance

The Board of Directors (CA) is the principal body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. The Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, commissions and committees headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Also, the institution has corporate bodies are headed by the Chief Risk Officer (CRO) and the Chief Financial Officer (CFO), that take on delegated responsibilities for risk and capital management.

To support this structure, Itaú Unibanco has a Risk and Finance Control and Management Area (ACGRF), which includes specialized departments reporting to the CRO and CFO, intending to provide independent and centralized management of the institution’s risks and capital, and ensuring the accordance with established rules and procedures.

A detailed description of the structure can be found on the Consolidated Annual Report, section “Our Risk Management”. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section “Financial Information”.

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

•	in the first line of defense, the business and corporate support areas have the role of managing risks they give rise to, by identifying, assessing, controlling and reporting such risks;

•	in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and speedy corporate decisions;

•	in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses Information Technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital by identifying material risks; by defining the need for additional capital for such risks and the internal means of quantifying it; by preparing a capital plan, both for normal and stress situations; and by structuring a capital contingency plan.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. As for the corporate bodies governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

In order to provide the necessary information for supporting decision making by the Executives and the Board of Directors, management reports are prepared and presented at corporate bodies, informing about Itau Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 3,988, BACEN Circular 3,547 and BACEN Circular Letter 3,774.

The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under “Corporate Governance, Regulations and Policies, Public Access Report – Capital Management”.

2.2	Capital Adequacy Assessment

For its capital adequacy assessment process, Itaú Unibanco’s procedure is as follows:

•	Identification of the risks to which the institution is exposed and analysis of their materiality;
•	Assessment of the need for capital to cover the material risks;
•	Development of methods for quantifying additional capital;

•	Quantification of capital and internal capital adequacy assessment;
•	Submission of report to the Central Bank of Brazil (BACEN).

The ICAAP is a fundamental component of Itaú Unibanco’s internal capital management, and its most important element is stress testing. This process provides for assessing capital under adverse scenarios, approved annually by the Board of Directors, and its purpose is to measure and confirm that, even in severe adverse conditions, the institution would have adequate levels of capital that would not cause restrictions to the development of its activities.

The result of the last ICAAP – dated as of December 2016 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant cushion, thus ensuring the soundness of its equity position.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2.3	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions(2) and circulars disclosed by the Central Bank of Brazil (BACEN) that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or RWA.

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate(3), which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks. Itaú Unibanco uses standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital, using for its daily calculation the portion RWAMINT, replacing the portion RWAMPAD, as set out in BACEN Circular 3,646.

The standardized approach continues to be used for external units. Accordingly, use of the internal models does not apply to the following units: Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay and Uruguay.

Credit, market and operational risks approaches are treated as described in section “2.5 Risk-Weighted Assets (RWA)”.

From January 1, 2017 to December 31, 2017, the minimum Total Capital ratio required is 9.25%. The minimum requirement for Total Capital was 11% between October 1, 2013, and December 31, 2015, and is programmed for a gradual reduction to 8% on January 1, 2019.

Beyond the minimum requirement, the BACEN rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital need over time. Under CMN Resolution 4,193, the values of each component ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5% as from January 1, 2019. However the countercyclical capital buffer is triggered during the credit cycle expansion phase, and currently, according to BACEN Circular 3,769, the required amount for the countercyclical capital buffer portion is zero. Furthermore, if this portion should increase, the new percentage takes effect only twelve months after the announcement. In the case of ACPSystemic component, the requirement applicable to Itaú Unibanco under BACEN Circular 3,768 is 0.25%, increasing gradually from 1% as from January 1, 2019. From January 1 to December 31, 2017, the minimum Additional Common Equity Tier I Capital requirement amounts to 1.5%.

The Basel III regulatory reform also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are governed by CMN Resolution 4,192, including a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements.

(2) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

(3)Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

The table below shows Basel III implementation calendar, set by the BACEN. The percentages refer to the portion of risk-weighted asset by Itaú Unibanco.

Basel III - Implementation Schedule	From January 1st
	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
conservation	0%	0.625%	1.25%	1.875%	2.5%
countercyclical (1)	0%	0%	0%	0%	0%
systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustments deductions	40%	60%	80%	100%	100%

(1) According to Bacen Circular 3,769, the ACP countercyclical requirement is zero.

In addition to the minimum capital requirements, BACEN Circular 3,748 has been in force since the fourth quarter of 2015. It incorporates the Leverage Ratio in the Basel III framework in Brazil. More details are given in section “2.8 Leverage Ratio” in this report.

Additionally, in March 2015, Circular BACEN 3,751 came into force. It provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. Following the Basel methodology for identifying G-SIBs, Itaú Unibanco’s score was 29 at 2015. A institution is considered G-SIB whether its score reaches at least 130. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section “Corporate Governance”, “Global Systemically Important Banks”.

The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)(4). The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution 321 and further alterations, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers.

(4) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2017 with no additional material points.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2.4	Capital Composition

The Total Capital (PR), used to monitor compliance with the operational limits imposed by BACEN, is the sum of three items, namely:

•	Common Equity Tier I: the sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;

•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;

•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The table below presents the composition of the Total Capital and its components (Common Equity Tier I, Additional Tier I and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Total Capital			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	114,897	115,590	106,647
Non-controlling interest in subsidiaries	11,391	11,568	937
Changes in ownership interest in a subsidiary in capital transactions	2,486	2,777	3,378
Consolidated Stockholders’ Equity (BACEN)	128,774	129,935	110,962
Preferred shares with clause of redemption excluded from Tier I	-	-	-
Common Equity Tier I prudential adjustments	(18,320)	(14,527)	(11,742)
Common Equity Tier I	110,454	115,408	99,220
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I prudential adjustments	154	532	70
Additional Tier I Capital	154	532	70
Tier I (Common Equity Tier I + Additional Tier I Capital)	110,608	115,940	99,290
Instruments eligible to comprise Tier II	19,723	23,488	23,488
Tier II prudential adjustments	63	49	93
Tier II	19,786	23,537	23,582
Total Capital (Tier I + Tier II)	130,394	139,477	122,872

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of March 31, 2017.

Prudential Adjustments				R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016	Ref. Annex I
Goodwill paid upon the acquisition of investments	9,185	7,408	4,527	(e)
Intangible assets	4,322	3,254	1,741	(h) / (i)
Tax credits	5,428	3,678	4,533	(b)
Investments higher than 10% of the capital of companies that are similiar to non-consolidated financial intitutions	-	-	-
Minority shareholders’ primary capital surplus	606	909	237
Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(1,681)	(1,254)	-
Others	460	532	704
Total	18,320	14,527	11,742

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

During the year 2017, Itaú Unibanco bought back R$ 286 million of its own shares. These shares are shown as Treasury Shares, which showed a balance of R$ (1,617) million as of March 31, 2017. Treasury shares reduce our shareholders’ equity, resulting in a decrease in the capital base.

In this period, the amount of dividends and Interest on capital paid / provided for, which affects our capital base, was R$ 6,612 million. Dividends are deducted from the institution’s shareholders’ equity, thus reducing its capital base. JCP, for its part, is booked directly to income as an expense, and reduces the institution’s net income, consequently also reducing the capital base.

More details about Total Capital are given in Appendix I (“Breakdown of the Total Capital and Information on its Adequacy) in this report.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

The following table presents subordinated debts and other instruments eligible for Tier II capital:

Instruments Eligible for Tier II Capital									R$ million
	Maturities						03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	-	-	-	-	-	-	-	929	2,125
Financial Bills	9,795	9,118	132	-	11	4,001	23,057	25,486	27,217
Euronotes	-	-	-	7,185	7,283	10,290	24,758	25,460	27,794
Subordinated Debt (Mar/17)	9,795	9,118	132	7,185	7,294	14,291	47,815	51,875	57,136
Subordinated Debt Not Elegible to Capital	307	131	243	192	206	4,332	5,411	5,545	783
Subordinated Debt - Total (Mar/17)	10,102	9,249	375	7,377	7,500	18,623	53,226
Subordinated Debt after Reducer (Mar/17)	-	1,824	53	4,311	5,835	14,291	26,314
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,235	7,093	26,514	39,122
Preferred Shares (Dec/12)	-	-	323	-	-	-	323
Threshold (2) Instruments Eligible for Tier II Capital (Dec/12)	-	495	307	2,117	3,547	13,257	19,723
Instruments Eligible for Tier II Capital (Mar/17) (3)	-	495	307	2,117	3,547	13,257	19,723

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192/13 - Art 28).

 (3) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of total capital as of March, 2017.

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Elegibles to Capital									R$ million
				03/31/2017	12/31/2016	03/31/2016	Mar/17-Dec/16	Mar/17-Mar/16	03/31/2017
									Accouting
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Principal Value			Principal Variation		Balance
Subordinated CDB (1) - BRL
	2006	2016	100% of CDI + 0.7%	-	-	466	-	(466)	-
	2010	2017	IPCA (2) + 7.21% to 7.33%	-	367	367	(367)	(367)	-
			Total	-	367	833	(367)	(833)	-

Subordinated Financial Bills - BRL
	2010	2016	100% of CDI + 1.35% to 1.36%	-	-	365	-	(365)	-
			112% to 112.5% of CDI	-	-	1,874	-	(1,874)	-
			IPCA + 7%	-	-	30	-	(30)	-
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	346
	2011	2017	108% to 112% of CDI	2,079	3,224	3,224	(1,145)	(1,145)	2,391
			100% of CDI + 1.29% to 1.52%	2,204	3,650	3,650	(1,446)	(1,446)	2,328
			IPCA + 6.15% to 7.8%	289	352	352	(63)	(63)	564
			IGPM (2) + 6.55% to 7.6%	138	138	138	-	-	284
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	523
	2011	2018	IGPM + 7%	42	42	42	-	-	62
			IPCA + 7.53% to 7.7%	30	30	30	-	-	50
	2012	2018	108% to 113% of CDI	6,373	6,373	6,373	-	-	7,369
			IPCA + 4.4% to 6.58%	461	461	461	-	-	755
			100% of CDI + 1.01% to 1.32%	3,782	3,782	3,782	-	-	3,960
			9.95% to 11.95%	112	112	112	-	-	179
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-	4
	2012	2019	110% of CDI	1	1	1	-	-	2
			11.96%	12	12	12	-	-	21
			IPCA + 4.7% to 6.3%	101	101	101	-	-	167
	2012	2020	111% to CDI	1	1	1	-	-	2
			IPCA + 6% to 6.17%	20	20	20	-	-	38
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	11
	2012	2022	IPCA + 5.15% to 5.83%	2,307	2,307	2,307	-	-	3,974
			IGPM + 4.63%	20	20	20	-	-	27
			Total	18,686	21,340	23,609	(2,654)	(4,923)	23,057

Subordinated Euronotes - USD
	2010	2020	6.2%	990	990	990	-	-	3,222
	2010	2021	5.75%	1,000	1,000	1,000	-	-	3,203
	2011	2021	5.75% to 6.2%	730	730	730	-	-	2,380
	2012	2021	6.2%	550	550	550	-	-	1,743
	2012	2022	5.5% to 5.65%	2,600	2,600	2,600	-	-	8,282
	2012	2023	5.13%	1,851	1,851	1,851	-	-	5,928
			Total USD	7,721	7,721	7,721	-	-
			Total BRL						24,758

			Grand Total						47,815
	Subordinated Debt after Reducer								26,314
	Instruments Eligible for Tier II Capital (Mar/17)								19,723

(1) CDB is Bank Deposit Certificate and CDI is Interbank Deposit Certificate.

(2) IPCA and IGP-M are Brazilian Inflation Indexes.

For further details of instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor- relations, section “Corporate Governance, Pillar 3 – Spreadsheet Support”, “Appendix I and II – Pillar 3”, “Appendix II – Main Features of the Total Capital (PR) Instruments”.

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2.5	Risk-Weighted Asset (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

RWA = RWACPAD + RWAMINT + RWAOPAD

•	RWACPAD = portion related to exposures to credit risk, calculated using standardized approach;

•	RWAMINT = portion related to the market risk capital requirement, using internal approach, according to BACEN Circular 3,646;

•	RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

The table below presents the consolidated evolution of RWA composition of Itaú Unibanco. Each portion mentioned above will be presented in detail in the following topics.

Composition of Risk-Weighted Asset					R$ million
Risk exposures	03/31/2017 (1) (2)		12/31/2016 (1) (2)		03/31/2016 (3)
Risk-Weighted Assets for Credit Risk (RWACPAD)	642,700	89.3%	669,284	91.5%	637,179	91.7%
Risk-Weighted Assets for Market Risk (RWAMINT) (4)	22,033	3.1%	24,130	3.3%	20,356	2.9%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	54,417	7.6%	37,826	5.2%	37,364	5.4%
Risk-Weighted Assets (RWA)	719,150	100.0%	731,240	100.0%	694,899	100%

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Market risk portion calculated from internal models. It includes external units, which follow standardized model.

(3) Market risk portion calculated from standardized models.

(4) As from September 1, 2016, Itaú Unibanco has the approval to use internal market risk models for calculating the total amount of regulatory capital.

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted assets (RWACPAD), regulated by BACEN Circular 3,644, segregated by risk weighting factor and by asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Risk exposures
Exposure weighted by credit risk (RWACPAD)	642,700	669,284	637,179
a) Per Weighting Factor (FPR):
FPR at 2%	104	105	149
FPR at 20%	6,956	8,011	6,484
FPR at 35%	13,026	12,056	11,888
FPR at 50%	44,403	44,251	46,622
FPR at 75%	137,830	142,194	129,244
FPR at 85%	92,745	82,494	117,929
FPR at 100%	302,200	325,890	267,515
FPR at 250%	26,419	33,213	36,973
FPR at 300%	4,071	7,357	9,066
FPR up to 1250%(2)	3,429	1,608	1,305
Derivatives – Variation of the counterparty credit quality	5,607	6,168	5,270
Derivatives – Future potential gain	5,910	5,937	4,735
b) Per Type:
Securities	43,768	45,741	45,130
Loan operations - Retail	109,904	114,481	102,840
Loan operations - Non-retail	239,482	247,911	218,141
Joint liabilities - Retail	188	205	202
Joint liabilities - Non-retail	45,063	47,108	44,451
Loan commitments - Retail	27,735	27,504	26,199
Loan commitments - Non-retail	10,024	10,234	11,464
Other exposures	166,536	176,100	188,752

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

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Risk-Weighted Assets for Market Risk (RWAMINT)

The risk-weighted assets for market risk (RWAMINT) are obtained by adding the terms listed in the table below, as regulated by BACEN Circulars 3,646 and 3,674.

The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAMINT)			R$ million
	03/31/2017 (1) (2)	12/31/2016 (1) (2)	03/31/2016 (3)
Risk-Weighted Assets for Market Risk (RWAMPAD)	24,481	26,811	20,356
Trades subject to interest rate variation	22,627	24,919	15,779
Fixed income interest rate denominated in reais	5,882	4,952	5,051
Foreign exchange linked interest rate	13,735	15,497	7,622
Price index linked interest rate	3,010	4,470	3,107
Interest rate linked interest rate	0	0	0
Operations subject to commodity price variation	424	353	624
Operations subject to stock price variation	383	401	913
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations	1,047	1,138	3,040
Internal market risk models benefits	(2,448)	(2,681)
Risk-Weighted Assets for Market Risk (RWAMINT)	22,033	24,130
Market Risk Weighted Assets calculated through internal models	21,392	19,799

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Market risk portion calculated from internal models.

(3) Market risk portion calculated from standardized models.

The capital requirement for the market risk portion is the maximum of the internal model and 90% of the standardized model. On March 31, 2017, RWA calculated through internal models, including external units, was R$ 21,392 million. The RWAMPAD was R$ 24,481, and hence the regulatory capital for market risk (RWAMINT) amounted to R$ 22,033 million, equal to 90% of the standardized model.

Risk-Weighted Assets for Operational Risk (RWAOPAD)

BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD). In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30 and December 31.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Risk-Weighted Assets for Operational Risk (RWA OPAD)	54,417	37,826	37,364
Retail	11,252	10,887	6,899
Commercial	24,549	24,166	19,496
Corporate finance	2,581	2,789	1,526
Negotiation and sales	4,135	(11,026)	577
Payments and settlements	3,667	3,418	3,419
Financial agent services	3,729	3,471	3,070
Asset management	4,488	4,109	2,375
Retail brokerage	15	12	2

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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2.6	Additional Common Equity Tier I

A requirement for Additional Common Equity Tier I (ACP) came into effect in the first quarter of 2016. Details of its portions are shown below:

Additional Common Equity Tier I (ACP)			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Additional Common Equity Tier I requirement (ACPrequirement)	10,787	4,570	4,343
conservation	8,989	4,570	4,343
countercyclical	-	-	-
systemically importance	1,798	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

BACEN Circular 3,769 describes the method for calculating the portion of ACPcountercyclical. Details of its portions are shown below for the relevant jurisdictions:

Additional Common Equity Tier I countercyclical (ACPcountercyclical)

	03/31/2017 (1)	12/31/2016 (1)	03/31/2016			R$ million
	RWACPrNBi (2)			ACCP(3)	date of announcement	date of effectiveness
Brazil	415,430	423,877	377,617	0%	oct/15	jan/16
Chile (4)	74,504	78,643	33,352	0%	-	-
Total	489,934	502,520	410,969

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions.

(3) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions.

(4) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used.

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2.7	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of its capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.

On March 31, 2017, the Total Capital (PR) reached R$ 130,394 million, R$ 110,608 million of Tier I and R$ 19,786 million of Tier II.

Composition of Total Capital (PR)			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Tier I	110,608	115,940	99,290
Common Equity Tier I	110,454	115,408	99,220
Additional Tier I Capital	154	532	70
Tier II	19,786	23,537	23,582
Total Capital (PR)	130,394	139,477	122,872
Total Capital Required (PRE)	66,521	72,210	68,621
Excess capital in relation to PRE	63,873	67,267	54,250
Additional Common Equity Tier I requirement (ACPrequirement)	10,787	4,570	4,343
Total Capital calculated to cover the interest rate risk of trades in the banking book (RBAN)	2,747	2,264	1,026

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

The total capital ratio reached 18.1% in March 31, 2017, reducing 100 bps relatively to December 31, 2016. The main contributors to this reduction are Basel III phase-in applied to Tier II instruments and capital deductions, as well as interests on own capital and dividends in the period.

Itaú Unibanco has a R$ 63,873 million capital excess in relation to its Required PR, higher than the capital conservation, countercyclical and systemic buffers (ACP) of R$ 10,787 million, largely covered by total capital available.

The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of adjusted PR committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted PR, as established by BACEN.

The Total Capital and Fixed Assets ratios are presented in the table below.

Total Capital and Fixed Assets ratios			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Total Capital Ratio	18.1%	19.1%	17.7%
Tier I	15.4%	15.9%	14.3%
Common Equity Tier I	15.4%	15.8%	14.3%
Additional Tier I Capital	0.0%	0.1%	0.0%
Tier II	2.8%	3.2%	3.4%
Fixed Assets Ratio	24.6%	25.4%	27.4%
Excess Capital in Relation to Fixed Assets	33,113	34,298	27,813

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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Taking into consideration Itaú Unibanco´s current capital base, and if Basel III rules established by BACEN were fully implemented, Common Equity Tier I would be 14.7% on March 31, 2017, including the anticipated effect of payout above mandatory minimum related to the first quarter of 2017 net income, the consolidation of Citibank’s Brazilian retail business (estimated impact based on preliminary information), and the use of tax credits. This scenario is presented in the following chart.

Simulated Common Equity Tier I with Fully Loaded Basel III Rules

(5)Includes deductions of Goodwill, Intangible Assets (before and after October 13), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies.

(6)Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be to 12.5 in 2019.

(7) The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impact based on preliminary information and pending regulatory approvals.

(8)Does not include any reversal of the complementary allowance for loan losses.

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2.8	Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighs or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly, however the minimum Leverage Ratio should become mandatory in 2018, according to Basel recommendations, and is defined based on the observations during a period from its implementation in 2011 until 2017.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. As of March 31, 2017, Itaú Unibanco’s Leverage Ratio reached 8.5%.

	Comparative Summary of Published Financial Statements and Leverage Ratio
				R$ Thousand
		03/31/2017 (1)	12/31/2016 (1)	03/31/2016
1	Total assets according to published financial statements	1,413,269,481	1,425,638,779	1,283,071,018
2	Adjustment for differences in consolidation of accounts	(157,421,852)	(148,993,803)	(127,750,594)
3	Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized in the books	(4,750,910)	(4,849,779)	(4,899,420)
4	Adjustment for changes in reference values and potential future gains on derivative financial instruments	16,477,635	17,568,026	16,039,230
5	Adjustment for repurchase transactions and securities lending	8,359,853	7,817,388	7,024,353
6	Adjustment for transactions not booked in prudential conglomerate's total assets	122,629,671	123,813,664	106,441,369
7	Other adjustments	(96,138,649)	(77,390,495)	(81,473,482)
8	Total Exposure	1,302,425,229	1,343,603,780	1,198,452,474

	Disclosure of information on Leverage Ratio
				R$ Thousand
		03/31/2017 (1)	12/31/2016 (1)	03/31/2016
	Items shown in the Balance Sheet
1	Balance sheet items other than derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	923,951,492	939,742,637	853,469,456
2	Adjustments for equity items deducted in calculating Level I Capital	(34,175,711)	(27,336,290)	(17,035,289)
3	Total exposure shown in the Balance Sheet	889,775,781	912,406,347	836,434,166
	Transactions using Derivative Financial Instruments
4	Replacement value for derivatives transactions	21,563,701	24,762,918	27,347,728
5	Potential future gains from derivatives transactions	11,971,724	12,338,834	12,805,779
6	Adjustment for collateral in derivatives transactions	-	-	-
7	Adjustment for daily margin held as collateral	-	-	-
8	Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or default of the entities responsible for the settlement system	-	-	-
9	Reference value adjusted for credit derivatives	7,366,820	8,094,075	7,717,367
10	Adjustment of reference value calculated for credit derivatives	(2,860,909)	(2,864,883)	(3,117,465)
11	Total exposure for derivative financial instruments	38,041,336	42,330,944	44,753,409
	Repurchase Transactions and Securities Lending (TVM)
12	Investments in repurchase transactions and securities lending	243,618,589	257,235,437	203,799,176
13	Adjustment for repurchases for settlement and creditors of securities lending	-	-	-
14	Amount of counterparty credit risk	8,359,853	7,817,388	7,024,353
15	Amount of counterparty credit risk in transactions as intermediary	-	-	-
16	Total exposure for repurchase transactions and securities lending	251,978,442	265,052,825	210,823,529
	Off-balance sheet items
17	Reference value of off-balance sheet transactions	295,310,303	295,254,394	289,663,328
18	Adjustment for application of FCC specific to off-balance sheet transactions	(172,680,633)	(171,440,730)	(183,221,959)
19	Total off-balance sheet exposure	122,629,670	123,813,664	106,441,369
	Capital and Total Exposure
20	Level I	110,607,763	115,940,337	99,290,054
21	Total Exposure	1,302,425,229	1,343,603,780	1,198,452,474
	Leverage Ratio
22	Basel III Leverage Ratio	8.5%	8.6%	8.3%

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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3	Balance Sheet

Balance Sheet

The following table presents a comparison between Itaú Unibanco’s Prudential Consolidation Balance Sheet and its Consolidated Balance Sheet presented in the Financial Statements. Information presented in the Prudential Consolidation is detailed so that the equity elements disclosed in Appendix I in this report are identified in the last column of the table below.

Comparisson of balance sheets – Assets				R$ million
	Consolidated		Prudential
	balance sheet	Diferences (1)	Consolidation	Ref. Annex I
Assets	03/31/2017
Current assets and Long-term receivables	1,386,959	(176,876)	1,210,082
Cash and cash equivalents	20,224	(120)	20,104
Interbank investments	274,435	(4,277)	270,158
Securities and derivative financial instruments	379,952	(167,609)	212,343
Interbank accounts	88,197	-	88,197
Interbranch accounts	50	-	50
Loan, lease and other credit operations	442,325	-	442,326
Other receivables	178,630	(4,626)	174,004
Tax credit and Actuarial Assets	-	-	22,020
Tax credits arising from income tax losses and social contribution	-	-	6,875	(b)
Credits resulting from temporary differences	-	-	14,820	(c)
Actuarial assets related to defined benefit pension funds	-	-	325	(d)
Other	-	-	151,984
Other assets	3,146	(245)	2,901
Permanent assets	26,311	19,454	45,765
Investments	4,933	17,273	22,207
Goodwill based on the expectation of future profitability	-	-	942	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	9,443	(f)
investments in the capital of financial institutions	-	-	986	(a)
Other	-	-	10,836
Real estate in use	6,622	(537)	6,085
Deferred permanent assets	-	-	-	(g)
Other	-	-	6,085
Goodwill	1,333	(476)	857
Goodwill based on the expectation of future profitability	-	-	857	(e)
Intangible assets	13,422	3,193	16,616
Acquisition of rights to credit payroll	994	-	994
Intangible assets acquired from October 1st 2013	-	-	569	(h)
Intangible assets acquired before October 1st 2013	-	-	425	(i)
Other intangible assets	17,522	10,958	28,480
Intangible assets acquired from October 1st 2013	-	-	6,513	(h)
Intangible assets acquired before October 1st 2013	-	-	2,704	(i)
Goodwill based on the expectation of future profitability	-	-	18,736	(e)
Deferred permanent assets	-	-	359	(g)
Other	-	-	168
(Accumulated amortization)	(5,094)	(7,765)	(12,859)
Intangible assets acquired from October 1st 2013	-	-	(1,680)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,773)	(i)
Goodwill based on the expectation of future profitability	-	-	(9,053)	(e)
Deferred permanent assets	-	-	(353)	(g)
Total assets	1,413,269	(157,422)	1,255,848

(1) Differences are mainly due to non-consolidation of non-financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) in the Prudential Consolidation and also by the elimination of transactions with related parties.

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Comparisson of balance sheets – Liabilities				R$ million
	Consolidated		Prudential
	Balance Sheet	Diferences (1)	Consolidation	Ref. Annex I
Liabilities	03/31/2017
Current and Long-term Liabilities	1,284,815	(159,817)	1,124,998
Deposits	324,926	2,115	327,040
Deposits received under securities repurchase agreements	346,738	1,548	348,286
Funds from acceptances and issuance of securities	96,360	6	96,366
Interbank accounts	4,316	-	4,316
Interbranch accounts	5,737	2	5,739
Borrowings and onlending	73,348	-	73,347
Derivative financial instruments	23,040	-	23,040
Technical provision for insurance, pension plan and capitalization	164,466	(164,466)	-
Other liabilities	245,884	979	246,863
Social and statutory	23,962	(1,836)	22,126
Tax credits arising from income tax losses and social contribution	-	-	14,959	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	167	(d)
Other	-	-	7,000
Other	-	-	224,737
Deferred income	2,113	(38)	2,075
Non-controlling interest in subsidiaries	11,444	(53)	11,391
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	11,391	(j)
Stockholders' equity	114,897	2,486	117,383
Capital	97,148	-	97,148
Eligible Instruments	-	-	97,148	(k)
Capital reserves	1,265	-	1,265
Capital reserves	-	-	1,265	(m)
Revenue reserves	21,142	1,234	22,376
Revenue reserves	-	-	22,376	(l)
Asset valuation adjustment	(3,041)	1,252	(1,789)
Other revenue and other reserve	-	-	(1,789)	(m)
(Treasury shares)	(1,617)	-	(1,617)
Shares or other instruments issued by the bank	-	-	(1,617)	(n)
Total liabilities and stockholders' equity	1,413,269	(157,422)	1,255,848

(1) Differences are mainly due to non-consolidation of non-financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) in the Prudencial Consolidation and also by the eliminations of transactions with related parties.

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Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provides the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco.

List of institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the financial statements and the Prudential Consolidation
Aj Títulos Públicos Fundo de Investimento Referenciado DI	Itau BBA USA Securities Inc.
Banco Corpbanca Colombia S.A.	Itaú Cia. Securitizadora de Créditos Financeiros
Banco Investcred Unibanco S.A.	Itaú Corpbanca
Banco Itaú (Suisse) S.A.	Itaú Corpbanca Corredores de Bolsa S.A.
Banco Itaú Argentina S.A.	Itaú Corretora de Valores S.A.
Banco Itaú BBA S.A.	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.
Banco Itaú Consignado S.A.	Itaú EU Lux-Itaú Latin America Equity Fund
Banco Itaú International	Itaú International Securities Inc.
Banco Itaú Paraguay S.A.	Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado
Banco Itaú Uruguay S.A.	Itaú Unibanco Holding Cayman Branch
Banco Itaú Veículos S.A.	Itaú Unibanco Holding S.A.
Banco ItauBank S.A.	Itaú Unibanco S.A.
Banco Itaucard S.A.	Itaú Unibanco S.A. Cayman Branch
Banco Itauleasing S.A.	Itaú Unibanco S.A. New York Branch
Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria	Itaú Unibanco S.A. Tokyo Branch
CorpBanca New York Branch	Itaú Unibanco S.A.Nassau Branch
Ctbh Fundo de Investimento Imobiliário - FII	Itaú Unibanco Veículos Administradora de Consórcios Ltda.
Dibens Leasing S.A. - Arrendamento Mercantil	Itaú Valores S.A.
Estrutura III - Fundo de Investimento em Participações	Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.
Fideicomisos Financiero Privados BHSA	ITB Holding Ltd.
Fideicomisos Financiero TB1	Kinea Dinâmico Master - Long Biased Fundo de Investimento em Ações
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento	Kinea I Pipe Fundo de Investimento em Ações
Fundo De Investimento Em Direitos Creditórios Não-Padronizados América Multicarteira	Kinea I Private Equity Fundo de Investimento em Participações
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado
Fundo de Investimento em Direitos Creditórios Não-Padronizados NPL I	Kinea II Macro Fundo de Investimento Multimercado
Fundo Fortaleza de Investimento Imobiliário	Kinea Macro Offshore Segregated Portfolio
Helm Bank (Panamá) S.A.	Licania Fund Limited
Helm Casa de Valores (Panamá) S.A.	Luizacred S.A. Soc. de Crédito Financiamento E Investimento
Helm Comisionista de Bolsa S.A.	MCC S.A. Corredores de Bolsa
Helm Fiduciaria S.A.	MCC Securities Inc.
Hipercard Banco Múltiplo S.A.	Microinvest S.A. Soc. de Crédito a Microempreendedor
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	OCA S.A.
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
Itaú Administradora de Consórcios Ltda.	RedeCard S.A.
Itaú Asia Securities Ltd.	Rt Enterprise Soberano Renda Fixa Fundo de Investimento
Itaú Bank & Trust Bahamas Ltd.	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI
Itaú Bank & Trust Cayman Ltd.	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento
Itau Bank, Ltd.	Scala Curto Prazo - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú BBA Colombia S.A. Corporacion Financiera	Uni-Investment International Corp.
Itau BBA International plc	Universo Fundo de Investimento em Participações

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Institutions that comprise only the financial statements
ACO Ltda.	Itaú Japan Asset Management Limited
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Lda	Itaú Middle East Limited
Albarus S.A.	Itaú Participação Ltda.
Banco Del Paraná S.A.	Itaú Rent Administração e Participações Ltda.
BICSA Holdings Ltd.	Itaú Seguros S.A.
BIE Cayman Ltd.	Itau UK Asset Management Limited
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itau USA Asset Management Inc.
CGB II SpA	Itaú Vida e Previdência S.A.
Cia. Itaú de Capitalização	Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento
Corpbanca Administradora General de Fondos S.A.	Itaúsa Europa - Investimentos, SGPS, Unipessoal, Lda
Corpbanca Corredores de Seguros S.A.	Itauseg Participações S.A.
Corpbanca Securities Inc.	Itauseg Saúde S.A.
Corplegal S.A.	Itauseg Seguradora S.A.
Estrel Serviços Administrativos S.A.	ITB Holding Brasil Participações Ltda.
FC Recovery S.A.U.	Itrust Servicios Inmobiliarios S.A.C.I.
FIC Promotora de Vendas Ltda.	IU Seguros S.A.
Helm Corredor de Seguros S.A.	Jasper International Investment LLC
iCarros Ltda.	Karen International Limited
IGA PARTICIPAÇÕES S.A.	Kinea Investimentos Ltda.
Investimentos Bemge S.A.	Marcep Corretagem de Seguros S.A.
IPI - Itaúsa Portugal Investimentos, SGPS, Unipessoal, Lda	Maxipago Serviços de Internet Ltda.
Itaú Administração Previdenciária Ltda.	MCC Asesorías Limitada
Itaú Asesorías Financieras S.A.	Mundostar S.A.
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Nevada Woods S.A.
Itaú Bahamas Directors Ltd.	Proserv - Promociones y Servicios S.A. de Capital Variable
Itaú Bahamas Nominees Ltd.	Provar Negócios de Varejo Ltda.
Itaú BBA International (Cayman) Ltd.	Recaudaciones y Cobranzas S.A.
Itaú BBA México, S.A. de C.V.	Recovery do Brasil Consultoria S.A.
Itaú BBA Participações S.A.	Recuperadora de Creditos Ltda.
Itaú BBA Trading S.A.	Rt Alm 5 Fundo de Investimento Renda Fixa
Itau Cayman Directors Ltd.	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
Itau Cayman Nominees Ltd.	Rt Columbia Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú Chile Administradora General de Fondos S.A.	Rt Defiant Multimercado - Fundo de Investimento
Itaú Chile Compañía de Seguros de Vida S.A.	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Chile Corredora de Seguros Ltda.	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Chile Inversiones, Servicios y Administracion S.A.	Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado
Itaú Corretora de Seguros Ltda.	Rt Nation Renda Fixa - Fundo de Investimento
Itaú Europa Luxembourg S.A	Rt Union Renda Fixa Fundo de Investimento
Itaú Gestão de Vendas Ltda.	Rt Valiant Renda Fixa - Fundo de Investimento
Itau Global Asset Management Limited	Topaz Holding Ltd.
Itaú Institucional Curto Prazo - Fundo de Investimento	Tulipa S.A.
Itaú International Investment LLC	Unión Capital AFAP S.A.

Material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions								R$ million
			03/31/2017		12/31/2016		03/31/2016
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets	Equity
Banco CorpBanca Colombia S.A. (1)	Colombia	Financial institution	34,834	3,770	33,918	3,785	-	-
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	6,655	731	5,763	693	5,387	678
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	3,171	2,965	6,281	2,790	6,277	5,891
Banco Itaú Consignado S.A. (1)	Brazil	Financial institution	30,059	2,458	30,187	2,405	44,366	2,343
Banco Itaú Chile (1)	Chile	Financial institution	-	-	-	-	47,242	6,317
Banco Itaú Paraguay S.A. (1)	Paraguay	Financial institution	10,410	1,203	10,426	1,226	11,770	1,625
Banco Itaú (Suisse) S.A. (1)	Switzerland	Financial institution	5,184	585	5,170	638	5,340	691
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	14,107	1,170	14,018	1,156	14,964	1,228
Banco Itaucard S.A. (1)	Brazil	Financial institution	98,254	8,067	105,645	7,518	105,929	19,687
Banco Itauleasing S.A. (1)	Brazil	Financial institution	11,542	11,238	11,348	11,056	10,911	10,355
Cia. Itaú de Capitalização	Brazil	Premium Bonds	4,136	693	4,152	639	3,974	560
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	143,650	4,403	150,822	4,204	170,284	4,023
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento (1)	Brazil	Consumer Finance Credit	4,042	1,145	4,154	1,089	3,798	957
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	13,901	4,253	14,396	4,128	9,372	3,996
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	14,378	3,202	13,588	2,805	43,688	2,805
Itaú BBA Colombia S.A. Corporacion Financiera (1)	Colombia	Financial institution	432	347	431	341	630	374
Itaú BBA International plc (1)	United Kingdom	Financial institution	18,243	3,258	18,665	3,366	22,579	3,618
Itaú BBA USA Securities Inc. (1)	United States	Broker	1,525	1,394	1,532	1,392	1,654	1,506
Itauseg Seguradora S.A.	Brazil	Insurance	177	73	177	70	193	71
Itaú CorpBanca (1)	Chile	Financial institution	102,287	14,603	105,113	14,931	-	-
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	2,801	1,427	3,756	1,364	4,375	1,427
Itaú Seguros S.A.	Brazil	Insurance	9,509	4,994	9,155	5,214	10,775	5,161
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,228,406	73,104	1,241,315	69,466	1,240,269	58,153
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	162,578	3,903	154,217	4,095	134,872	3,827
Luizacred S.A. Soc. de Crédito Financiamento E Investimento (1)	Brazil	Consumer Finance Credit	4,593	626	4,491	593	4,131	579
Redecard S.A. (1)	Brazil	Acquirer	53,601	15,230	55,253	14,867	48,684	14,202

(1) Institutions included in the Prudential Conglomerate.

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Risk and Capital Management – Pillar 3

4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law, as amended, and with the rulings issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, as applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets.

The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value.

Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information.

In the first quarter of 2017, there were no significant amendments to policies related to investments in other entities.

Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

The equity risk not included in the trading portfolio, designated financial investment risk, is assessed as part of the Itaú Unibanco’s ICAAP risk assessment process. This assessment simulates asset losses in a stress scenario.

The table below presents the amounts for equity interest valued at acquisition price and classified as Permanent Assets, excluding those recognized under the equity method of accounting, and for investments in equity classified as securities, both of which are not included in the trading portfolio. As of March 31, 2017, the capital required for this equity interest was R$ 75.2 million.

Investments in other entities			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Carrying Amount	820.3	616.3	585.1
Public	629.6	425.6	409.4
Private	190.7	190.8	175.8
Fair value	1,063.1	834.6	778.2
Public	837.2	602.0	570.4
Private	225.9	232.6	207.8
Gain or losses arising on investments in other entities	9.6	0.1	0.1
Recognized and unrealized gain or losses	23.9	(71.3)	(150.7)
Unrecognized and unrealized gain or losses	277.5	218.6	193.0

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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5	Credit Risk

5.1	Framework and Treatment

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Itaú Unibanco’s credit risk management is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure, and act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase.

The institution’s credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, changes in markets and products and the effects of sector and geographical concentration, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and on external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. The policies and products’ evaluation process enables Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of Itaú Unibanco’s relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. Decisions are made based on these models that are continuously monitored by an independent structure. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reserve occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. Models are used as tools to quantify these factors, and contribute to more exact decision-making.

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The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, to that they reflect risk parameters more accurately.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco has a credit risk management structure and institutional policy approved by its Board of Directors and applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau.com.br/investor- relations, under Corporate Governance, Regulations and Policies.

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5.2	Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands: operations with credit granting characteristics segregated by Brazil geographic regions, by countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

Operations with Credit(1) Granting Characteristics in Brazil: Exposure							R$ million
	03/31/2017						12/31/2016
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,526	21,431	7,152	28,138	12,170	194,417	196,123
Rural Loans	109	22	-	1	3	135	174
Real State	32,030	2,641	387	1,444	1,745	38,247	37,978
Payroll	23,677	5,113	3,431	7,827	3,311	43,359	43,164
Vehicle and Leasing	7,638	2,310	744	1,944	1,515	14,151	14,688
Credit card	40,772	8,342	2,070	15,212	3,876	70,272	72,328
Financial Guarantees Provided	563	25	1	6	45	640	617
Personal Loans (Other)	20,737	2,978	519	1,704	1,675	27,613	27,174
Companies	178,498	17,500	1,441	6,826	5,054	209,319	217,752
Rural Loans	5,441	3,565	4	235	801	10,046	10,384
Investments	35,897	4,459	498	2,215	1,839	44,908	48,211
Import and Export	22,131	1,426	137	295	257	24,246	23,010
Working Capital, Discount Bonds and Secured Line of Credit	68,815	7,108	681	3,585	1,914	82,103	87,988
Financial Guarantees Provided	42,227	303	39	117	61	42,747	43,251
Other	3,987	639	82	379	182	5,269	4,908
Total	304,024	38,931	8,593	34,964	17,224	403,736	413,875

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Exposure												R$ million
	03/31/2017											12/31/2016
					United
					States of		United
	Brazil	Argentina	Chile	Colombia	America	Paraguay	Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	194,417	1,407	33,787	8,673	1	2,294	-	-	2,457	21	243,057	245,283
Rural Loans	135	-	-	-	-	-	-	-	-	-	135	174
Real State	38,247	3	18,336	1,181	-	204	-	-	275	-	58,246	58,024
Payroll	43,359	-	-	-	-	-	-	-	-	-	43,359	43,164
Vehicle and Leasing	14,151	-	-	209	-	128	-	-	-	-	14,488	15,036
Credit card	70,272	1,023	2,235	847	-	631	-	-	1,473	-	76,481	78,624
Financial Guarantees Provided	640	-	14	2	1	1	-	-	3	9	670	660
Personal Loans (Other)	27,613	381	13,202	6,434	-	1,330	-	-	706	12	49,678	49,601
Companies	209,319	2,731	47,678	16,739	6,285	3,792	8,582	2,523	5,033	799	303,481	314,993
Rural Loans	10,046	-	-	-	-	-	-	-	-	-	10,046	10,384
Investments	44,908	2	4,375	2,814	-	4	19	-	33	72	52,227	55,687
Import and Export	24,246	463	1,259	341	2,981	-	2,116	2,387	34	-	33,827	33,491
Working Capital, Discount Bonds and Secured Line of Credit	82,103	2,053	37,738	12,196	2,971	3,517	6,350	-	4,682	634	152,244	159,404
Financial Guarantees Provided	42,747	212	4,124	1,262	333	270	97	136	268	93	49,542	50,767
Other	5,269	1	182	126	-	1	-	-	16	-	5,595	5,260
Total	403,736	4,138	81,465	25,412	6,286	6,086	8,582	2,523	7,490	820	546,538	560,276

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure							R$ million
	03/31/2017						12/31/2016
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,781	21,533	7,199	28,506	12,250	195,269	195,396
Rural Loans	123	27	-	1	4	155	183
Real State	31,914	2,625	387	1,442	1,744	38,112	37,536
Payroll	23,568	5,101	3,425	7,834	3,332	43,260	43,709
Vehicle and Leasing	7,797	2,363	752	1,973	1,534	14,419	14,922
Credit card	41,261	8,441	2,117	15,561	3,921	71,301	70,663
Financial Guarantees Provided	550	26	1	6	46	629	625
Personal Loans (Other)	20,568	2,950	517	1,689	1,669	27,393	27,758
Companies	182,214	17,711	1,489	7,014	5,108	213,536	218,296
Rural Loans	5,588	3,599	6	257	766	10,216	10,096
Investments	37,264	4,555	529	2,286	1,926	46,560	49,964
Import and Export	21,600	1,346	139	320	223	23,628	22,896
Working Capital, Discount Bonds and Secured Line of Credit	71,446	7,294	696	3,658	1,952	85,046	86,667
Financial Guarantees Provided	42,478	297	38	124	61	42,998	43,883
Other	3,838	620	81	369	180	5,088	4,790
Total	307,995	39,244	8,688	35,520	17,358	408,805	413,692

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

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Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure												R$ million
	03/31/2017											12/31/2016
					United
					States of		United
	Brazil	Argentina	Chile	Colombia	America	Paraguay	Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	195,269	1,358	34,011	8,625	113	2,300	-	-	2,471	22	244,169	245,236
Rural Loans	155	-	-	-	-	-	-	-	-	-	155	183
Real State	38,112	3	18,385	1,161	-	200	-	-	273	-	58,134	57,610
Payroll	43,260	-	-	-	-	-	-	-	-	-	43,260	43,709
Vehicle and Leasing	14,419	-	-	212	-	130	-	-	-	-	14,761	15,271
Credit card	71,301	1,009	2,267	859	-	633	-	-	1,485	-	77,554	76,875
Financial Guarantees Provided	629	-	19	2	1	1	-	-	4	9	665	671
Personal Loans (Other)	27,393	346	13,340	6,391	112	1,336	-	-	709	13	49,640	50,917
Companies	213,536	2,645	49,128	16,587	6,017	3,789	9,027	2,499	5,173	837	309,238	317,122
Rural Loans	10,216	-	-	-	-	-	-	-	-	-	10,216	10,096
Investments	46,560	2	4,485	2,768	-	13	19	-	36	75	53,958	57,545
Import and Export	23,628	469	1,413	361	3,025	-	2,313	2,418	32	-	33,659	33,165
Working Capital, Discount Bonds and Secured Line of Credit	85,046	1,925	38,453	12,123	2,677	3,540	6,574	-	4,824	664	155,826	159,706
Financial Guarantees Provided	42,998	249	4,606	1,190	315	235	121	81	259	98	50,152	51,498
Other	5,088	-	171	145	-	1	-	-	22	-	5,427	5,112
Total	408,805	4,003	83,139	25,212	6,130	6,089	9,027	2,499	7,644	859	553,407	562,358

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by credit and by economic sector (companies) is presented below:

Operations with Credit Granting Characteristics in Brazil(1): Exposure									R$ million
	03/31/2017								12/31/2016
Financial
				Vehicle and		Guarantees	Personal Loans
Individuals	Rural Loans	Real State	Payroll	Leasing	Credit Card	Provided	(Other)	Total	Total
Total	135	58,246	43,359	14,488	76,481	670	49,678	243,057	245,283

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure															R$ million
	03/31/2017														12/31/2016
							Working Capital,		Financial
							Discount Bonds and		Guarantees
	Rural Loans		Investments		Import and Export		Guaranteed Account		Provided		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,516	2.9%	1,089	3.2%	386	0.3%	804	1.6%	-	0.0%	3,795	1.3%	3,870	1.2%
Energy	-	0.0%	-	0.0%	-	0.0%	72	0.0%	-	0.0%	-	0.0%	72	0.0%	64	0.0%
Petrochemical and Chemical	-	0.0%	1,469	2.8%	1,016	3.0%	2	0.0%	784	1.6%	-	0.0%	3,271	1.1%	3,335	1.1%
Sundry	-	0.0%	47	0.1%	73	0.2%	312	0.2%	20	0.0%	-	0.0%	452	0.1%	471	0.1%
Private Sector	10,046	100.0%	50,711	97.1%	32,738	96.8%	151,858	99.7%	48,738	98.4%	5,595	100.0%	299,686	98.7%	311,123	98.8%
Sugar and Alcohol	1,380	13.7%	3,694	7.1%	2,746	8.1%	344	0.2%	622	1.3%	32	0.6%	8,818	2.9%	8,496	2.7%
Agribusiness and Fertilizers	2,372	23.6%	1,203	2.3%	4,418	13.1%	6,815	4.5%	934	1.9%	81	1.4%	15,823	5.2%	16,488	5.2%
Food and Beverage	1,471	14.6%	2,694	5.2%	2,060	6.1%	5,813	3.8%	3,354	6.8%	176	3.1%	15,568	5.1%	17,236	5.5%
Banks and Other Financial Institutions	617	6.1%	646	1.2%	40	0.1%	7,784	5.1%	2,875	5.8%	14	0.3%	11,976	3.9%	12,543	4.0%
Capital Assets	147	1.5%	1,044	2.0%	771	2.3%	2,520	1.7%	1,582	3.2%	219	3.9%	6,283	2.1%	6,507	2.1%
Pulp and Paper	104	1.0%	555	1.1%	1,151	3.4%	932	0.6%	325	0.7%	20	0.4%	3,087	1.0%	3,274	1.0%
Electronic and IT	-	0.0%	369	0.7%	204	0.6%	2,845	1.9%	1,772	3.6%	202	3.6%	5,392	1.8%	5,534	1.8%
Packaging	3	0.0%	286	0.5%	343	1.0%	1,094	0.7%	442	0.9%	49	0.9%	2,217	0.7%	2,625	0.8%
Energy and Sewage	-	0.0%	4,448	8.5%	46	0.1%	2,984	2.0%	5,876	11.9%	441	7.9%	13,795	4.5%	12,838	4.1%
Education	-	0.0%	282	0.5%	-	0.0%	1,740	1.1%	881	1.8%	53	0.9%	2,956	1.0%	3,059	1.0%
Pharmaceuticals and Cosmetics	-	0.0%	349	0.7%	312	0.9%	3,631	2.4%	1,652	3.3%	151	2.7%	6,095	2.0%	5,898	1.9%
Real Estate Agents	39	0.4%	12,729	24.4%	6	0.0%	10,354	6.8%	1,201	2.4%	188	3.4%	24,517	8.1%	25,988	8.3%
Entertainment and Tourism	1	0.0%	454	0.9%	120	0.4%	3,499	2.3%	400	0.8%	255	4.6%	4,729	1.6%	5,147	1.6%
Wood and Furniture	40	0.4%	340	0.7%	428	1.3%	1,466	1.0%	55	0.1%	116	2.1%	2,445	0.8%	2,586	0.8%
Construction Material	-	0.0%	985	1.9%	578	1.7%	3,157	2.1%	1,241	2.5%	190	3.4%	6,151	2.0%	6,371	2.0%
Steel and Metallurgy	50	0.5%	696	1.3%	911	2.7%	4,601	3.0%	1,232	2.5%	733	13.1%	8,223	2.7%	8,384	2.7%
Media	-	0.0%	166	0.3%	73	0.2%	399	0.3%	275	0.6%	19	0.3%	932	0.3%	1,033	0.3%
Mining	1	0.0%	501	1.0%	619	1.8%	3,477	2.3%	2,329	4.7%	52	0.9%	6,979	2.3%	6,353	2.0%
Infrastructure Work	5	0.0%	991	1.9%	456	1.3%	5,503	3.6%	1,430	2.9%	429	7.7%	8,814	2.9%	9,099	2.9%
Oil and Gas (2)	52	0.5%	601	1.2%	410	1.2%	3,531	2.3%	1,505	3.0%	82	1.5%	6,181	2.0%	6,638	2.1%
Petrochemical and Chemical	155	1.5%	673	1.3%	1,457	4.3%	6,012	3.9%	1,567	3.2%	152	2.7%	10,016	3.3%	10,036	3.2%
Health Care	1	0.0%	499	1.0%	42	0.1%	1,898	1.2%	453	0.9%	50	0.9%	2,943	1.0%	3,022	1.0%
Insurance and Reinsurance and Pension Plans	-	0.0%	17	0.0%	-	0.0%	32	0.0%	46	0.1%	-	0.0%	95	0.0%	97	0.0%
Telecommunications	-	0.0%	548	1.0%	13	0.0%	1,020	0.7%	2,864	5.8%	15	0.3%	4,460	1.5%	4,592	1.5%
Clothing and Footwear	65	0.6%	678	1.3%	670	2.0%	2,807	1.8%	408	0.8%	135	2.4%	4,763	1.6%	4,772	1.5%
Trading	17	0.2%	109	0.2%	536	1.6%	638	0.4%	127	0.3%	25	0.4%	1,452	0.5%	1,828	0.6%
Transportation	8	0.1%	5,733	11.0%	497	1.5%	4,569	3.0%	1,402	2.8%	304	5.4%	12,513	4.1%	13,025	4.1%
Domestic Appliances	-	0.0%	81	0.2%	174	0.5%	1,303	0.9%	521	1.1%	18	0.3%	2,097	0.7%	2,318	0.7%
Vehicles and Autoparts	-	0.0%	2,261	4.3%	5,370	15.9%	5,832	3.8%	3,942	8.0%	228	4.1%	17,633	5.8%	17,638	5.6%
Third Sector	-	0.0%	26	0.0%	-	0.0%	2,985	2.0%	73	0.1%	3	0.1%	3,087	1.0%	3,288	1.0%
Publishing and Printing	-	0.0%	131	0.3%	37	0.1%	782	0.5%	125	0.3%	86	1.5%	1,161	0.4%	1,151	0.4%
Commerce - Sundry	1	0.0%	1,201	2.3%	392	1.2%	12,825	8.4%	1,712	3.5%	552	9.9%	16,683	5.5%	18,022	5.7%
Industry - Sundry	10	0.1%	76	0.1%	4,443	13.1%	3,016	2.0%	217	0.4%	17	0.3%	7,779	2.6%	7,788	2.5%
Sundry Services	91	0.9%	2,953	5.7%	2,707	8.0%	27,743	18.2%	2,871	5.8%	501	9.0%	36,866	12.1%	39,231	12.5%
Sundry	3,416	34.0%	2,692	5.2%	708	2.1%	7,907	5.2%	2,427	4.9%	7	0.1%	17,157	5.7%	18,218	5.8%
Total	10,046	100.0%	52,227	100.0%	33,827	100.0%	152,244	100.0%	49,542	100.0%	5,595	100.0%	303,481	100.0%	314,993	100.0%

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

(2) Comprises trade of fuel.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of operations with credit granting characteristics detailed by type of products:

Remaining maturities of loan transactions (1)										R$ million
	03/31/2017					12/31/2016
	up to 6	6 to 12	1 to 5			up to 6	6 to 12	1 to 5
	months	months	years	above 5 years	Total	months	months	years	above 5 years	Total
Individuals	63,770	4,245	57,438	81,307	206,760	65,834	4,467	58,352	80,771	209,424
Rural Loans	42	31	52	6	131	30	63	66	6	165
Real State	82	35	1,165	56,962	58,244	78	39	1,144	56,755	58,016
Payroll	279	749	25,540	16,800	43,368	276	750	25,927	16,236	43,189
Vehicle and Leasing	453	1,072	12,915	52	14,492	484	1,212	13,294	54	15,044
Credit card	55,563	-	-	-	55,563	58,102	-	-	-	58,102
Financial Guarantees Provided	118	69	58	420	665	107	102	72	376	657
Personal Loans (Other)	7,233	2,289	17,708	7,067	34,297	6,757	2,301	17,849	7,344	34,251
Companies	85,810	30,670	102,764	68,414	287,658	87,677	33,760	107,478	69,927	298,842
Rural Loans	4,692	2,828	1,631	556	9,707	3,900	3,542	2,053	540	10,035
Investments	4,002	3,954	24,622	16,204	48,782	4,444	4,732	25,887	17,073	52,136
Import and Export	15,502	4,967	10,424	2,434	33,327	15,471	4,439	11,114	2,460	33,484
Working Capital, Discount Bonds and Guaranteed Account	50,447	12,709	53,963	23,587	140,706	53,521	13,661	55,407	24,564	147,153
Financial Guarantees Provided	10,806	6,040	8,272	24,425	49,543	9,965	7,138	9,366	24,302	50,771
Other	361	172	3,852	1,208	5,593	376	248	3,651	988	5,263
Total	149,580	34,915	160,202	149,721	494,418	153,511	38,227	165,830	150,698	508,266

(1) Do not include loan commitments.

Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics						R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	03/31/2017 (2)		12/31/2016 (2)		03/31/2016
Largest debtor	4,858	0.9%	4,134	0.7%	4,155	0.8%
10 largest debtors	30,282	5.5%	31,172	5.5%	33,084	6.4%
20 largest debtors	46,444	8.4%	48,129	8.6%	50,638	9.9%
50 largest debtors	77,210	14.0%	79,010	14.1%	85,397	16.6%
100 largest debtors	103,859	18.9%	106,712	19.0%	114,344	22.3%

(1) The amounts include financial guarantees provided. Do not include loan commitments.

(2) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Concentration of Major Clients with Credit Granting Characteristics						R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities (1)	03/31/2017 (2)		12/31/2016 (2)		03/31/2016
Largest debtor	7,859	1.2%	7,784	1.2%	8,058	1.3%
10 largest debtors	43,068	6.8%	43,511	6.7%	48,319	7.9%
20 largest debtors	68,485	10.9%	69,455	10.7%	76,607	12.6%
50 largest debtors	110,097	17.5%	113,259	17.4%	125,054	20.5%
100 largest debtors	145,713	23.1%	151,392	23.3%	165,958	27.2%

(1) The amounts include financial guarantees provided. Do not include loan commitments.

(2) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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Risk and Capital Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries												R$ million
	03/31/2017						12/31/2016
		61 to 90	91 to 180	181 to 360	Above 360			61 to 90	91 to 180	181 to 360	Above 360
	15 to 60 days	days	days	days	days	Total	15 to 60 days	days	days	days	days	Total
Southeast	5,298	2,982	3,989	4,940	471	17,680	4,527	1,732	4,037	5,058	589	15,943
South	946	280	653	906	99	2,884	862	287	684	951	110	2,894
North	268	77	259	284	40	928	314	88	240	269	51	962
Northeast	840	315	752	1,231	123	3,261	755	312	920	1,261	140	3,388
Midwest	593	160	387	493	59	1,692	511	175	405	551	69	1,711
Brazil	7,945	3,814	6,040	7,854	792	26,445	6,969	2,594	6,286	8,090	959	24,898
Foreign	2,973	410	841	679	120	5,023	2,428	493	734	664	123	4,442
Total	10,918	4,224	6,881	8,533	912	31,468	9,397	3,087	7,020	8,754	1,082	29,340

Overdue Amounts: by Economic Sector												R$ million
	03/31/2017						12/31/2016
		61 to 90	91 to 180	181 to 360	Above 360			61 to 90	91 to 180	181 to 360	Above 360
	15 to 60 days	days	days	days	days	Total	15 to 60 days	days	days	days	days	Total
Public Sector	2	-	-	1	-	3	-	-	2	-	-	2
Private Sector	10,916	4,224	6,881	8,532	912	31,465	9,397	3,087	7,018	8,754	1,082	29,338
Companies	3,275	2,178	2,431	2,936	299	11,119	2,691	991	2,207	2,977	397	9,263
Industry and Commerce	1,511	406	1,075	1,840	190	5,022	1,189	412	1,137	1,894	238	4,870
Services	1,623	1,535	1,041	823	102	5,124	1,356	496	841	906	146	3,745
Primary	136	237	313	265	7	958	139	82	222	173	13	629
Other	5	-	2	8	-	15	7	1	7	4	-	19
Individuals	7,641	2,046	4,450	5,596	613	20,346	6,706	2,096	4,811	5,777	685	20,075
Total	10,918	4,224	6,881	8,533	912	31,468	9,397	3,087	7,020	8,754	1,082	29,340

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses and for financial guarantees provided - Quarterly evolution								R$ million
	03/31/2017				12/31/2016
		Necessary				Necessary
		accounting net				accounting net
	Opening Balance	provisions (1)	Write-Off	Final Balance (2)	Opening Balance	provisions	Write-Off	Final Balance
Public Sector	(6)	(2)	-	(8)	(4)	(2)	-	(6)
Private Sector	(37,425)	(5,759)	5,552	(37,632)	(39,099)	(5,887)	7,561	(37,425)
Companies	(17,663)	(3,486)	1,869	(19,280)	(19,838)	(1,771)	3,946	(17,663)
Industry and Commerce	(6,804)	(1,241)	1,095	(6,950)	(7,984)	(328)	1,508	(6,804)
Services	(9,084)	(1,387)	649	(9,822)	(10,180)	(1,265)	2,361	(9,084)
Primary	(1,752)	(196)	124	(1,824)	(1,613)	(213)	74	(1,752)
Other	(23)	(662)	1	(684)	(61)	35	3	(23)
Individuals	(19,762)	(2,273)	3,683	(18,352)	(19,261)	(4,116)	3,615	(19,762)
Total	(37,431)	(5,761)	5,552	(37,640)	(39,103)	(5,889)	7,561	(37,431)

(1) Comprises the adjustment of R$ (402) due to initial application of CMN Resolution 4,512.

(2) Comprises provisions for financial guarantees provided of R$ (1,870), registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782.

29
Itaú Unibanco

Risk and Capital Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.

When used for managerial purposes, to be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods jointly approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Lastly, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor.

Itaú Unibanco also uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects.

In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation occurs directly upon definition of the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809.

The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation.

Total Mitigation			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Demand and time deposits, savings and own financial credit bills	311,961	338,164	295,167
FPR 0%	311,942	338,164	295,167
FPR 20%	19	-	-
Securities	26,325	41,337	53,601
FPR 0%	26,325	41,337	53,601
FPR 20%	-	-	-
Guarantee	40,657	38,742	37,081
FPR 0%	5,927	6,034	3,559
FPR 50%	33,746	32,708	33,522
FPR 85%	985	-	-
Credit Linked Notes (CLN)	8,158	-	-
FPR 0%	8,034	-	-
FPR 20%	123	-	-
Netting	1,742	-	-
FPR 0%	1,742	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

30
Itaú Unibanco

Risk and Capital Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the counterparty credit risk as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, encompassing of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco’s structure for managing, monitoring and controlling the counterparty credit risk is included in credit risk structure, and only the risk modeling is included in the market risk structure.

As a way of improving counterparty credit risk management, Itaú Unibanco has well-defined rules for calculating this risk, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR), interpreted as the value of the potential financial exposure that a transaction can attain upon maturity, and it is used to define utilization of credit risk limits attributed to counterparties. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments.

As from January 2017, Itaú Unibanco started to consider the net positive value of agreements for clearing and settlement of obligations in the calculation of its regulatory capital, as per BACEN Circular 3,809.

The table below presents the notional value of the contracts subject to the counterparty credit risk. According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. The application of these factors reduces the final exposure of the operations subject to the counterparty credit risk.

Notional Amount of Contracts Subject to the Counterparty Credit Risk			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Notional Amount	2,518,703	2,469,967	1,934,850
Settled in Settlement Systems (Stock Exchange) (2)	898,846	868,166	758,492
Not Settled in Settlement Systems (Over-The-Counter)	1,619,857	1,601,801	1,176,358
With Guarantees	555,036	586,295	497,710
Without Guarantees	1,064,821	1,015,506	678,648
Exposure of agreements subject to counterparty credit risk (3)	7,254	7,813	6,293
Effect of guarantees	(555,270)	(590,456)	(497,710)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Amounts related to contracts settled in the settlement system of a clearing house for the financial settlement of operations in which the house operates as the central counterparty.

(3) Amount regarding Potential Future Exposures on derivatives.

The table below presents the gross positive amount, the amount of mitigation and the net positive value of derivatives subject to netting agreements, defined in CMN Resolution 3,263, from contracts subject to the counterparty credit risk.

Gross Positive Amount of Contracts Subject to the Counterparty Credit Risk			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Total Gross Positive Amount	581,636	625,368	555,057
Repurchase agreements	561,115	591,847	504,734
Derivatives	16,615	24,095	27,749
Others	3,907	9,426	22,574
Effect of mitigation	(557,057)	(586,872)	(497,710)
Net Positive Value of derivative subject to netting agreements	15,044
Gross Positive Value of derivative subject to netting agreements	16,615
Effect of mitigation due to netting agreements	(1,571)
Total	24,580

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

The table below presents the net global exposure to the counterparty credit risk, calculated in accordance with BACEN Circular 3,664 and applying the factors for Potential Future Exposures and Unsettled Operation, as mentioned above.

Exposure to the Counterparty Credit Risk			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Net Global Exposure to the Counterparty Credit Risk	31,833	28,662	38,179

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision-making is based on the objective assessment of the borrowers’ credit risk. Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Balance of exposures assigned with significant withholding of risks and benefits	127	134	162
Balance of sale of exposure with substantial retention of risks and benefits	5,519	5,705	5,362
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	5,502	5,686	5,344
Financial institutions	17	19	18
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Sale or Transfer of Financial Assets					R$ million
	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
	2017	2016	2016	2016	2016
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	67	2,076	2,751	193	-
Credit rights Investments Fund (FIDC)	67	-	-	-	-
Securitization Companies	-	1,289	2,751	193	-
Financial institutions	-	86	-	-	-
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	-	701	-	-	-

(1) Transfer of college credits held with the public sector.

Sale or Transfer of Financial Assets					R$ million
	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
	2017	2016	2016	2016	2016
Total exposures assigned over the last 12 months which have been honored, repurchased or written-off	160	99	135	117	113

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Acquisition of Financial Assets			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards
a) By type of exposure	1,264	1,823	3,028
Individuals - Payroll	-	-	-
Individuals - Vehicle and Leasing	1,009	1,441	2,202
Companies - Loans (CCB)	252	378	816
Companies - Other	3	4	10
b) By type of assignor	1,264	1,823	3,028
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	1,264	1,823	3,028
Specific Purpose Company (SPE)	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Acquisition of Financial Assets			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Acquisitions of loan portfolios with NO retention of assignor's risks and rewards
a) By type of exposure	3,519	3,981	5,647
Individuals - Payroll	3,519	3,981	5,647
b) By type of assignor	3,519	3,981	5,647
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	3,519	3,981	5,647
Specific Purpose Company (SPE)	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables).

The CRIs are backed by real estate loans and predominantly are not subordinated. The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes. The CRAs are backed by receivables linked to agribusiness. Debentures, in turn, are backed by credit portfolios and are not subordinated.

Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and benefits must be consolidated in the Prudential Conglomerate.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. The balances of these operations are presented below.

Securitization Exposures (1)			R$ million
	03/31/2017 (2)	12/31/2016 (2)	03/31/2016
CRI	16,007	16,582	17,774
Mortgage Loans	16,007	16,582	17,774
Single-Tranche	13,986	14,490	15,688
Subordinated	2,021	2,092	2,086
CRA	61	258	20
Credit Related to Agribusiness	61	258	20
Single-Tranche	61	258	20
FIDC	20	-	-
Credit Rights	20	-	-
Senior	20	-	-
Debenture (3)	203	242	-
Loan portfolio	203	242	-
Single-Tranche	203	242	-
Total	16,291	17,082	17,794

(1) Traditional securitization.

(2) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(3) Debentures with securitization characteristics, because their flow of receipts is dependent on the performance of the underlying receivables.

Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533.

Following is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)
	1st quarter 2017	4th quarter 2016	3rd quarter 2016	2nd quarter 2016	1st quarter 2016
CRI	132	745	216	555	-
Mortgage Loans	132	745	216	555	-
FIDC	237	27	100	-	-
Credit Rights	237	27	100	-	-
CRA	423	2,175	767	2,025	-
Credit Rights	423	2,175	767	2,025	-
Debenture (2)	-	13	-	-	-
Loan portfolio	-	13	-	-	-
Total	792	2,960	1,083	2,580	-

(1) Traditional securitization.

(2) Debentures with securitization characteristics, because their flow of receipts is dependent on the performance of the underlying receivables.

It should be noted that the portion of RWACPAD attributable to securitization exposure did not exceed 5% of the total on March 31, 2017.

Itaú Unibanco calculates gains and losses on the process of securitization taking into account its operations both as originator (the participant that assigns a portfolio for securitization) and as investor (a dealer in securitized paper).

As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper.

Gains and losses on securitization are disclosed when they are material.

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Risk and Capital Management – Pillar 3

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which Itaú Unibanco is protection seller are credit default swap (CDS) and total return swap (TRS).

CDS is credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss. It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during the first quarter of 2017, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those for which Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	03/31/2017 (1)	12/31/2016 (1)	03/31/2016
Risk Transferred	3,519	4,006	3,884
Credit Default Swap (CDS)	3,519	4,006	3,884
Total Return Swap (TRS)	-	-	-
Risk Received	(7,367)	(8,094)	(7,717)
Credit Default Swap (CDS)	(7,367)	(8,094)	(7,717)
Total Return Swap (TRS)	-	-	-
Total	(3,848)	(4,088)	(3,833)
Required capital of Risk Received	60	278	350

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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Risk and Capital Management – Pillar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, with various indexes based on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, alerts, effective risk management models and tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

•	Political, economic and market conditions;
•	The profile of Itau Unibanco´s portfolio; and
•	Capacity to act in specific markets.

Itaú Unibanco’s market risk management framework is subject to the governance and hierarchy of corporate bodies and to a structure of limits and alerts, with specific limits assigned to different levels and classes of market risk (such as interest rate risk, foreign exchange risk, among others). This structure of limits and alerts covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. Limits are monitored on a daily basis and both breaches and potential breaches of limits are reported and discussed in accordance with the following procedure:

•	within one business day, for management of responsible business units and executives in the risk control area and business areas; and
•	within one month, for the competent corporate bodies.

Daily risk reports, used by the business and control areas, are distributed to the executive officers. In addition, Itaú Unibanco’s market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continues to improve over time.

The structure of limits and alerts follows the Board of Directors guidelines. These are approved by corporate bodies. The process for defining limit levels and reporting violations is subject to the approval governance of Itaú Unibanco institutional policies. The established information flow is intended to provide this information to the various executive levels of the institution, including members of the Board of Directors through the committees responsible for risk management. This structure of limits and alerts increases control effectiveness and coverage, and is reviewed at least once a year.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
•	Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
•	Increase transparency as to how the business works to optimize results;
•	Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Monitor and avoid concentration of risks.

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Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. For this, there is a structured process of communication and information flow, which provides information to corporate bodies and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors and maintain positions on the limits. Derivatives are commonly used for these hedging activities. When these transactions are considered as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

Hedge accounting considerations are presented in detail in Note 7g V – “Accounting hedge” to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

Market risk framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management. As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium and in the long term.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by Itaú Unibanco are as follow:

•	Interest rate: risk of loss on transactions subject to changes in interest rates, foreign currency coupons or price-index coupons;
•	Currencies: risk of loss on transactions subject to currency variations;
•	Equities: risk of loss on transactions subject to changes in the price of equities;
•	Commodities: risk of loss on transactions subject to changes in commodities prices.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, foreign exchange rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates, and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
•	Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

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Risk and Capital Management – Pillar 3

•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

6.2	Portfolio Analysis

Interest rate risk in the banking book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches. The interest rate risk management process of transactions classified in the banking book is consistent with the corporate bodies governance and hierarchy, and the limits approved for risk market management. A mark-to-market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire potfolio,, as established in Itaú Unibanco’s institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

Remainders of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this portfolio’s risks at Itaú Unibanco for the first quarter of 2017.

Sensibility of Banking Position (1)				R$ million
	Exposures	03/31/2017
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(8)	(1,963)	(3,850)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2)	(282)	(541)
Price Index Linked	Interest of Inflation coupon	(2)	(310)	(570)
TR	TR Linked Interest Rates	0	(69)	(145)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•    Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes;

•    Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;

•    Scenario III: Shocks of 50% in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

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Evolution of the Trading Book

The evolution of the Trading Book, broken down by major risk factors, is tabulated below:

Total Value of Trading Position						R$ million
	03/31/2017 (1)		12/31/2016 (1)		03/31/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	142,946	(184,785)	142,486	(183,485)	155,487	(173,265)
Foreign Exchange	171,535	(164,981)	174,121	(164,892)	116,638	(109,010)
Equities	1,861	(2,037)	1,410	(1,641)	1,594	(1,692)
Commodities	8	(0)	0	(2)	39	(17)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these position and in the corresponding risk factors. The evolution of Itaú Unibanco’s derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over-the-counter market) and whether it is in Brazil or abroad, is presented below:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty						R$ million
	03/31/2017 (1)		12/31/2016 (1)		03/31/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	355,457	(431,345)	363,078	(440,717)	355,999	(472,970)
Foreign Exchange	67,026	(87,979)	63,929	(85,481)	147,453	(129,003)
Equities	3,610	(2,915)	2,956	(2,558)	3,910	(3,324)
Commodities	327	(388)	296	(357)	738	(511)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty						R$ million
	03/31/2017 (1)		12/31/2016 (1)		03/31/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	267,798	(268,624)	251,575	(251,607)	308,346	(298,691)
Foreign Exchange	254,960	(271,046)	183,882	(204,578)	189,419	(230,228)
Equities	26,251	(26,251)	25,623	(25,624)	22,321	(22,423)
Commodities	276	(207)	272	(217)	152	(354)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty						R$ million
	03/31/2017 (1)		12/31/2016 (1)		03/31/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	2	(1,741)	-	(1,439)	0	(436)
Foreign Exchange	138,292	(135,393)	237,286	(234,653)	130,345	(130,003)
Equities	176	(288)	239	(394)	286	(362)
Commodities	-	-	-	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty						R$ million
	03/31/2017 (1)		12/31/2016 (1)		03/31/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	244,842	(257,663)	216,068	(231,370)	132,908	(130,785)
Foreign Exchange	924,292	(911,143)	770,821	(759,289)	541,994	(543,667)
Equities	549	(549)	587	(587)	970	(970)
Commodities	-	-	-	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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VaR – Consolidated Itaú Unibanco

Consolidated VaR of Itaú Unibanco Holding is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices.

As from the third quarter of 2016, Itaú Unibanco has been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by BACEN. Thus, details of risk factors (shown in the VaR – Consolidated and VaR and Stressed VaR Internal Model tables – Regulatory Portfolio) have been standardized to comply with BACEN Circular 3,646.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of Itaú Unibanco portfolios.

VaR - Itaú Unibanco Holding(1)			R$ million
VaR per Risk Factor Group	03/31/2017 (2) (3)	12/31/2016 (2) (3)	03/31/2016 (3)
Brazilian Interest rates	759.4	607.4	381.5
Currencies	20.6	17.0	20.7
Equities	42.9	44.3	43.7
Commodities	1.1	0.8	2.3
Diversification effect	(393.1)	(339.7)	(273.3)
Total VaR	430.9	329.8	174.9
Maximum Total VaR of the Quarter	452.6	341.5	208.5
Average Total VaR of the Quarter	363.7	308.4	174.1
Minimum Total VaR of the Quarter	304.8	238.2	155.1

(1) Considers one-day holding period and 99% confidence level.

(2) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(3) VaR per Risk Factor Group includes foreign units informations.

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital in the period. The Total Average VaR for the quarter remained below 1% of Itaú Unibanco’s stockholders’ equity.

The increase on total VaR verified relatively to the previous quarter was mainly due to the growth of positions.

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Risk and Capital Management – Pillar 3

VaR and Stressed VaR Internal Model – Regulatory Portfolio

Itaú Unibanco uses the historical simulation methodology to calculate both the historical and the stressed VaR of its regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio). The assumption of the historical VaR methodology is that the expected distribution of profits and losses in a portfolio over a time horizon can be estimated from the past behavior of the market risk factors to which the portfolio is exposed. To calculate VaR for non-linear instruments, a full valuation is performed, without potential simplification in the calculation.

VaR is calculated with a confidence interval of 99%, over a 4-year period (1000 business days) and a holding period that varies according to the portfolio’s market liquidity, taking a minimum horizon of 10 business days. Additionally, using a conservative approach, VaR is calculated daily, with and without weighing for volatility, and the final VaR is the more restrictive of the two results.

The Stressed VaR is derived from the calculation of VaR, with a confidence interval of 99% and a horizon of 10 days, simulating a specific period of stress in the institution’s current portfolio. Itaú Unibanco estimates the stressed VaR over the past one-year period of stress (252 business days). This period is selected on the basis of historical market data since January 2004, in compliance with BACEN Circular 3,646, so as to allow for an estimate of VaR in a past period of significant market stress.

Itaú Unibanco’s Regulatory Portfolio VaR and Stressed VaR, based on the “historical simulation” methodology, is presented below.

VaR - Itaú Unibanco - Regulatory Portfolio (1)					R$ million
	03/31/2017		12/31/2016		03/31/2016
VaR per Risk Factor Group	VaR (2)	Stressed VaR	VaR (2)	Stressed VaR	VaR (2)
Brazilian Interest rates	41.4	197.9	49.1	241.0	53.8
Currencies	10.6	44.1	11.0	50.1	20.7
Equities	13.1	19.1	4.0	13.9	6.9
Commodities	1.0	4.6	0.8	3.4	2.1
Diversification effect	(22.8)	(170.8)	(18.3)	(196.3)	(34.8)
Total VaR	43.3	94.9	46.6	112.1	48.7
Maximum Total VaR of the Quarter	65.5	164.0	69.4	173.9	49.4
Average Total VaR of the Quarter	46.8	119.5	40.6	122.2	33.2
Minimum Total VaR of the Quarter	30.0	85.2	16.3	84.8	17.9

(1) VaR Historical Simulation approach. Amounts reported consider 99% confidence level. External Units are not cosidered.

(2) Amounts reported consider one-day holding period.

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Stress Testing

In addition to using a probabilistic risk measurement such as VaR, Itaú Unibanco also analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions, both based on past crises or on predetermined shocks in the risk factors.

Different methods are used to generate stress scenarios so as to provide the greatest possible coverage of situations that could expose the institution’s portfolio to substantial losses. One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested.

The stress testing results are analyzed by risk factors on a separate and consolidated basis, allowing the institution to see clearly where the major risks lie and supporting management decisions.

The results of these stress testings are routinely analyzed and reported to Treasury and to senior management, so the market risk is controlled considering possible extreme market conditions and their effects on the institution’s portfolio.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level, considering a range of 250 business days (ending in March 31, 2017). Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;

•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and

•	Red (10 or more exceptions): demonstrates the need for improvement actions.

According to BACEN Circular 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions.

The Backtesting with Confidence level of 99%, and period of 250 business days did not show failures in relation to effective and hypothetical results in the period.

Pricing of Financial Instruments

To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions. It should be noted that the pricing models are verified for accuracy, by regular reviews of the market references and data used.

The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities.

Prices are calculated by an independent area (pricing), and are also independently validated from price information, volatility curves and surfaces (IPV – Independent price validation), to ensure that the information is consistent and accurate when compared with market sources.

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7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor claims and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco’s activities;
•	Failures in information technology systems;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department.

The objective of managing operational risk is to support decisions made, seeking always to identify and assess risks correctly, to create value for the shareholders and to protect the assets and the image of Itaú Unibanco. For this purpose, the managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area, so as to guarantee the quality of the control environments and comply with internal guidelines and current regulations.

Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

The document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

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7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/ or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators. The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned. The success of Crisis Management takes place through the focal agents, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;
•	Business Continuity Plans (BCP): documents with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of the operations, Itaú Unibanco has established, in its BCP, corporate wide and customized actions for its lines of business by means of:
-	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
-	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.
-	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preventive focus;
-	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the institution:

-	Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.
-	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located. The control’s efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm’s critical facilities.

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7.3	Independent Validation of Risk Models

The operational risk, internal controls and compliance integrated management is subject to an internal policy approved by the Board of Directors, and is structured on three lines of defense, as described in section “1.1 Organizational Structure.”

According to best market practices, Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include:

•	Verification of mathematical and theoretical development of the models;
•	Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;
•	When applicable, comparison with alternative models and international benchmarks;
•	Backtesting of the model;
•	The correct implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

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8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows, identifying, assessing, monitoring, controlling and reporting on a daily basis the exposure to liquidity risk in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory agencies. All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement comprises all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Itaú Unibanco manages and controls liquidity risk on a daily basis, through governance approved at corporate bodies, which provides, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses under situations of stress, measured by means of both in-house and regulatory methodologies.

Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

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8.2	Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international guidelines, is defined as follows:

•    HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;

•    Outflowss = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;

•    Inflowss = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly LCR to BACEN, as a consolidated report for the institutions belonging to the Prudential Conglomerate. This indicator is subject to a progressive minimum regulatory requirement. The timeline of the LCR is presented below, with a minimum requirement of 60% as from October 2015, increasing gradually until it reaches 100% in January 2019.

Timetable for limits to be observed	From January 1st
	2015		2016	2017	2018	2019
Liquidity Coverage Ratio (LCR)	60	%(1)	70%	80%	90%	100%

(1) From October 1st 2015

The following table shows the average of the LCR reference quarter and of the non-weighted and weighted amounts, according to definition of the metrics:

Information on the Liquidity Coverage Ratio (LCR)					R$ thousand
		1st quarter 2017		4th quarter 2016
		Total Unweighted Value	Total Weighted Value	Total Unweighted Value	Total Weighted Value
		(average)(1)	(average)(2)	(average)(1)	(average)(2)
	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		187,468,595		180,956,506
	Cash outflows(3)
2	Retail deposits and deposits from small business customers, of which:	259,078,947	21,692,894	265,421,802	22,665,269
3	Stable deposits	127,986,838	3,872,467	125,490,950	3,799,357
4	Less stable deposits	131,092,109	17,820,427	139,930,853	18,865,912
5	Unsecured wholesale funding, of which:	137,172,774	63,224,546	141,894,369	64,730,772
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,857,987	55,794	1,067,919	32,038
7	Non-operational deposits (all counterparties)	133,371,886	61,225,852	139,534,291	63,406,576
8	Unsecured debt	1,942,901	1,942,901	1,292,158	1,292,158
9	Secured wholesale funding		2,615,402		1,803,539
10	Additional requirements, of which:	180,409,520	21,396,404	179,420,901	18,417,138
11	Outflows related to derivative exposure and other collateral requirements	13,770,336	6,914,947	14,513,562	6,840,135
12	Outflows related to loss of funding on debt products	4,318,985	3,349,237	132,970	132,970
13	Credit and liquidity facilities	162,320,199	11,132,219	164,774,369	11,444,033
14	Other contractual funding obligations	48,763,355	48,763,355	50,805,939	50,805,939
15	Other contingent funding obligations	79,666,774	9,080,381	83,974,512	8,162,540
16	Total cash outflows		166,772,982		166,585,197
	Cash inflows(3)
17	Secured lending	157,702,760	49,020	206,676,770	208,434
18	Inflows from fully performing exposures	29,674,762	16,294,618	32,477,158	17,882,192
19	Other cash inflows	70,219,902	61,528,824	72,191,199	63,476,422
20	Total cash inflows	257,597,424	77,872,462	311,345,127	81,567,049
			Adjusted Total(4)		Adjusted Total(4)
21	Total HQLA		187,468,595		180,956,506
22	Total net cash outflows		88,900,520		85,018,148
23	LCR (%)		210.9%		212.8%

(1)	Total balance of the cash inflows or outflows item.
(2)	After application of weighting factors.
(3)	Potential cash outflows (Outflows e ) and inflows (Inflows e ).
(4)	Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

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The table shows that Itaú Unibanco has an average LCR of 210.9% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics.

8.3	Primary sources of funding

Itaú Unibanco has different sources of funding, with a significant portion arising from the retail segment.

Primary sources of funding									R$ million
	03/31/2017 (1)			12/31/2016 (1)			03/31/2016
Funding	0 to 30 days	Total	%	0 to 30 days	Total	%	0 to 30 days	Total	%
Deposits	196,449	327,041	55%	202,716	331,558	54%	183,215	271,475	49%
Demand deposits	62,598	62,598	11%	62,711	62,711	10%	62,854	62,854	11%
Savings deposits	107,070	107,070	18%	108,275	108,275	18%	107,292	107,292	19%
Time deposits	26,066	152,955	26%	30,554	156,815	25%	9,638	92,774	17%
Other	715	4,418	1%	1,176	3,757	1%	3,431	8,555	2%
Funds from acceptances and issuance of securities(2)	3,142	96,366	16%	3,091	93,717	15%	4,114	74,358	13%
Funds from own issue (3)	1,984	118,447	20%	2,561	134,628	22%	2,309	150,097	27%
Subordinated debt	151	53,226	9%	628	57,420	9%	421	57,919	10%
Total	201,726	595,080	100%	208,996	617,323	100%	190,059	553,849	100%

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(3) Refer to deposits received under securities repurchase agreements with securities from own issue.

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9	Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itau Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. Accordingly, Itaú Unibanco understands that the main risks inherent to these products are:

•	Underwriting Risk is the possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
•	Credit Risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets or reinsurance;
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bonds operations;
•	Liquidity risk in insurance operations is the possibility of the institution not be able to timely honor its obligations to policyholders and beneficiaries due to the lack of liquidity of the assets comprising actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and premium bonds are properly identified, measured, assessed, reported and approved in relevant forums, Itau Unibanco has a risk management framework, whose guidelines are established in institutional guidelines, approved by the Board, applicable to companies and subsidiaries exposed at risk from insurance products, pension plans and premium bonds, in Brazil and abroad.

The process of risk management for insurance, pensions and premium bond plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by Itaú Unibanco.

As part of the risk management process, there is a governance structure where decisions may be escalated to corporate bodies, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Each year, liabilities for long-term products, which result in projected future benefits flows, are mapped using actuarial assumptions. This mapping enables Asset Liability Management models to be created, and these are used to define the best composition of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, the company’s liquidity requirements and the changes in the characteristics of the liabilities.

Social and Environmental Risk

Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities.

Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken are reported to Itaú Unibanco management of social and environmental risk.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a technical support of legal and risk control area, which has a team specialized in social and environmental management. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in all new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for emitting institutional views of social and environmental risk exposure related to Itaú Unibanco activities and operations.

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Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies.The flow for handling regulatory risk involves various areas of the institution, and consists of: (i) structure of lines of defense; (ii) monitoring of draft legislation, public notices and public hearings; (iii) monitoring of new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring of action plans; (vi) control over compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to the Itaú Unibanco internal control methodology.

Model Risk

Itaú Unibanco’s risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use in different situations from those modeled or as a result of methodological inadequacies during their development. The best market practices are used to manage the modeling risks to which the institution is exposed during the entire lifetime of each model, whose steps may be classified into four main ones: development, implementation, validation and use. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) validation of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

Country Risk

Itaú Unibanco understands country risk as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to that country.

Itaú Unibanco operates in many other countries in addition to Brazil. Additionally to the external units, Itaú Unibanco has a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether Itaú Unibanco has a external unit in the place where the borrower, issuer, counterparty or guarantor is located.

In order to properly address the country risk, Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including :(i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring of limits.

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Business and Strategy Risk

Itaú Unibanco understand the business and strategy risk as the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Since the business and strategic risk can directly affect the performance of the institution, Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ACGRF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budgetary process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Reputational Risk

Itaú Unibanco understand reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Itaú Unibanco believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against the use of Itaú Unibanco in unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and money derived from illegal activities.

Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards stakeholders, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned with local and international best practices for preventing and fighting against illegal acts, through investing and continuously training employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

•	Client Identification Process;
•	Know Your Client (KYC) Process;
•	Know Your Partner (KYP) Process;
•	Know Your Supplier (KYS) Process;
•	Know Your Employee (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;

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•	Reporting Suspicious Transactions to the Regulatory Bodies; and

•	Training and Awareness Raising.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors and corporate bodies. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and fight against unlawful acts.

In addition to the program to prevent, detect and fight against unlawful acts, Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of clients in any operations. To this end, Itaú Unibanco is guided by the Information Security Corporate Policy whose purpose is to ensure the application of the principles and guidelines for the protection of information and intellectual property of the organization, clients and general public.

To ensure that the processed information is properly protected, Itaú Unibanco has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident.

Awareness raising campaigns to prevent corruption, money laundering, fraud, leaks of information and other unlawful acts are regularly carried out through the many communication channels existing with Itaú Unibanco´s employees. The actions include lectures, campaigns and in-person training and e-learning courses on many topics. Besides lectures and campaigns, Itaú Unibanco offers a website with guidelines on security in the digital and physical world, for the general public.

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10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments. In addition, Itaú Unibanco established processes, enabling Executives and Board of Directors to hold a global view about the institution´s risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives. Some of these processes are described below:

Stress Testing

The stress testing performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in hypothetical but possible events of systemic crises, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation.

Since 2010, Itaú Unibanco has a process for simulating the results of extreme economic and market conditions on the institution’s income and capital.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval.

Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used in these scenarios are based on exogenous shocks or through use of models validated by an independent area.

The projections calculated influence budgeted results and balance sheets, and so also affect risk-weighted assets and capital and liquidity ratios.

This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite.

Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short-, medium- and long-term strategies, in line with the interests of its shareholders and regulatory authorities and line with the institution’s culture. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies.

Compensation at Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks. The calculation of the aggregate and individual amounts considers, among others, long-term sustainable financial bases, adjustments to future payments in view of assumed risks, the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

In accordance with the CMN Resolution 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation). The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for employees which roles and responsibilities have material impact on the risk of the institution, although they are not subject to the requirements of CMN Resolution 3,921. For such employees, mechanisms are provided for making adjustments to bonus arising from compliance and risk as well as deferral events.

For more information about remuneration in Itaú Unibanco, see Note 16 – “Shareholders’ Equity” in the complete Financial Statements, which are shown on the website www.itau.com.br/investor-relations.

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11	Appendix I

	Breakdown of the Total Capital and Information on its adequacy	03/31/2017
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	Common Equity Tier I: instruments and reserves
1	Instruments Eligible for the Common Equity Tier I	97,148,000	-	(k)
2	Revenue reserves	22,376,254	-	(l)
3	Other revenue and other reserve	(524,040)	-	(m)
4	Instruments that are authorized to compose the Common Equity Tier I before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in consolidated subsidiaries, non-deductible from the Common Equity Tier I¹	10,785,283	151,494	(j)
6	Common Equity Tier I before prudential adjustments	129,785,497
	Common Equity Tier I: prudential adjustments	-
7	Prudential adjustments related to the pricing of financial instruments	327,601	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	9,185,287	2,296,322	(e)
9	Intangible assets	5,678,947	1,080,548	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998[2]	5,427,755	1,356,939	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(1,680,819)	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	125,989	31,497	(d)
16	Shares or other instruments issued by the bank authorized to compose the Common Equity Tier I, acquired directly, indirectly or synthetically	1,616,985	-	(n)
17	Investments crossed with instruments eligible for the Common Equity Tier I
18	Added value of investments lower than 10% of the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific deductions		-
19	Investments higher than 10% of the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities		-
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Common Equity Tier I	-	-
23	of which: arising from investments in the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	-
26	National regulatory adjustments	(1,350,357)	-
26.a	Deferred permanent assets	6,400	-	(g)
26.b	Investment in consolidated dependence, financial institution abroad or non-financial entity, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Common Equity Tier I issued by a non-consolidated institution that is authorized to operate by the Central Bank of Brazil or by a non-consolidated financial institution abroad		-
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Common Equity Tier I	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	1,356,757	-	(i)
26.h	Excess of resources invested on permanent assets	-
26.i	PR emphasis	-
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-
27	Regulatory adjustments applied to the Common Equity Tier I due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-
28	Total regulatory deductions from the Common Equity Tier I	19,331,388
29	Common Equity Tier I	110,454,109
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Total Capital and Information on its adequacy	03/31/2017
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
Additional Tier I Capital: instruments
30	Instruments eligible for the Additional Tier I Capital
31	of which: classified as Common Equity Tier I in accordance with the accounting rules
32	of which: classified as liabilities in accordance with the accounting rules
33	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect
34	Non-controlling interest in consolidated subsidiaries, non-deductible from the Additional Tier I Capital³	153,654	38,414
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect
36	Additional Tier I Capital before regulatory deductions	153,654
Additional Tier I Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-
38	Investments crossed with instruments eligible for the Additional Tier I Capital
39	Added value of investments lower than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad and that exceeds 10% of the amount of the Additional Tier I Capital	-
40	Investments higher than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad	-
41	National regulatory adjustments	-
41.a	Added value of investments lower than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad and do not exceeds 10% of the amount of the Additional Tier I Capital	-
41.b	Non-controlling interest in Additional Tier I Capital	-
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficiency of Tier II Capital to cover deductions	-
43	Total regulatory deductions from the Additional Tier I Capital	-	-
44	Additional Tier I Capital	153,654
45	Tier I	110,607,763
Tier II: instruments
46	Instruments eligible for Tier II Capital
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	19,722,563	19,722,563
48	Non-controlling interest in non-consolidated subsidiaries, non-deductible from Tier II Capital[3]	63,745	15,936
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	63,745	15,936
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	19,786,308
Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or non-consolidated financial institution abroad and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or non-consolidated financial institution abroad	-
56	National regulatory adjustments	-
56.a	Funding instruments issued by a non-consolidated institution that is authorized to operate by the Central Bank of Brazil or by a non-consolidated financial institution abroad, limited to the instruments held by third parties and issued until December 31, 2012	-	-
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	-	-
58	Tier II	19,786,308
59	Total Capital (Tier I + Tier II)	130,394,071
60	Total risk-weighted assets	719,149,645
1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Total Capital and Information on its adequacy	03/31/2017
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	Capital Ratios and Common Equity Tier I buffers
61	Common Equity Tier 1	15.4%
62	Tier I Ratio	15.4%
63	Total Capital Ratio	18.1%
64	Common Equity Tier I minimum requirement, including capital buffers (% of RWA)	6.000%
65	of which: conservation capital buffer	1.250%
66	of which: countercyclical capital buffer	0.0%
67	of which: capital buffer for institutions that are systemically important at global level (G-SIB)
68	Common Equity Tier I allocated to meet the requirement for capital buffers (% of RWA) [5]	1.500%
	National Minimum
69	Common Equity Tier I Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III
71	Capital Ratio, if different from that established in Basel III	9.250%
	Amounts below the limit for deduction (non-weighted by risk)
72	Added value of investments lower than 10% of the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	46,293
73	Investments higher than 10% of the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	10,429,368		(f) / (a)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I [2]	129,743		(c)
	Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Total Capital before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Common Equity Tier I before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Common Equity Tier I due to the limit
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Tier I Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	19,722,563	-
85	Amount excluded from Tier II Capital due to the limit[4]	19,722,563	-
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.
	5 - Includes Common Equity Tier I buffer of systemic importance, whose requirement corresponds to 0.25%.

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12	Glossaries

12.1	Glossary of Acronyms

A

•	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

B

•	BACEN - Banco Central do Brasil (Central Bank of Brazil)
•	BIA - Business Impact Analysis
•	BIS - Bank for International Settlements
•	BRL - Brazilian Real

C

•	CCB – Cédula de Crédito Bancário
•	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)
•	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)
•	CDS - Credit Default Swap
•	CMN - Conselho Monetário Nacional (National Monetary Council)
•	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate)
•	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)
•	CVM - Securities and Exchange Commission

D

•	DV01 - Delta Variation Risk

F

•	FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds)
•	FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund)
•	FPRs - Fatores de Ponderação de Riscos (weighting factor)

G

•	GDP - Gross Domestic Product
•	G-SIBs - Global Systemically Important Banks

H

•	HQLA – High quality liquid assets

I

•	ICAAP - Internal capital adequacy assessment process
•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)
•	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)
•	IPV – Independent Price Validation
•	IT - Information Technology

L

•	LCR – Liquidity Coverage Ratio

M

•	MEP - Equity Method
•	MtM - Mark to Market

P

•	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)

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•	PR - Patrimônio de Referência (Total Capital)
•	PREVIC - Superintendência Nacional de Previdência Complementar (National Superintendence of Supplementary Pension)

R

•	RA - Risk Assessment
•	RBAN - Total Capital calculated for covering the interest rate risk of trades of the Banking Portfolio
•	RCAP - Regulatory Consistency Assessment Programme
•	RCP - Risco de Crédito Potencial (Potential Credit Risk)
•	RWA - Risk Weighted Asset
•	RWACPAD - Portion relating to exposures to credit risk
•	RWAMINT - Portion relating to exposures to market risk, using internal approach
•	RWAMPAD - Portion relating to exposures to market risk, calculated using standard approach
•	RWAOPAD - Portion relating to the calculation of operational risk capital requirements

S

•	SOC - Security Operation Center
•	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

•	TAC - Termo de Ajustamento de Conduta (Conduct Adjustment Agreements)
•	TRS - Total Return Swap
•	TR - Taxa Referencial (Referential Rate)
•	TVM - Títulos de valores mobiliários (Securities)

V

•	VaR - Value at Risk

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12.2	Glossary of Regulations

•	BACEN Circular No. 3,354, of June 27th, 2007
•	BACEN Circular No. 3,547, of July 07th, 2011
•	BACEN Circular No. 3,634, of March 04th, 2013
•	BACEN Circular No. 3,639, de of March 04th, 2013
•	BACEN Circular No. 3,640, of March 04th, 2013
•	BACEN Circular No. 3,641, of March 04th, 2013
•	BACEN Circular No. 3,644, of March 04th, 2013
•	BACEN Circular No. 3,645, of March 04th, 2013
•	BACEN Circular No. 3,646, of March 04th, 2013
•	BACEN Circular No. 3,647, of March 04th, 2013
•	BACEN Circular No. 3,674, of October 31st, 2013
•	BACEN Circular No. 3,678, of October 31st, 2013
•	BACEN Circular No. 3,701, of March 13th, 2014
•	BACEN Circular No. 3,748, of February 26th, 2015
•	BACEN Circular No. 3,749, of March 05th, 2015
•	BACEN Circular No. 3,751, of March 19th, 2015
•	BACEN Circular No. 3,768, of October 29th, 2015
•	BACEN Circular No. 3,769, of October 29th, 2015
•	BACEN Circular No. 3,809, of August 25th, 2016
•	BACEN Circular Letter No. 3,775 of July 14th, 2016
•	BACEN Circular Letter No. 3,774 of July 14th, 2016
•	BACEN Circular Letter No. 3,782 of September 19th, 2016
•	CNSP Resolution No. 321, of July 15th, 2015
•	CMN Resolution No. 3,380 of June 29th, 2006
•	CMN Resolution No. 3,444, of February 28th, 2007
•	CMN Resolution No. 3,464, of June 26th, 2007
•	CMN Resolution No. 3,533 of January 31st, 2008
•	CMN Resolution No. 3,721 of April 30th, 2009
•	CMN Resolution No. 3,921, of November 25th, 2010
•	CMN Resolution No. 3,988 of June 30th, 2011
•	CMN Resolution No. 4,090, of May 24th, 2012
•	CMN Resolution No. 4,192, of March 1st, 2013
•	CMN Resolution No. 4,193, of March 1st, 2013
•	CMN Resolution No. 4,195, of March 1st, 2013
•	CMN Resolution No. 4,280, of October 31st, 2013
•	CMN Resolution No. 4,512, of July 28th, 2016
•	CMN Resolution No. 4,557, of February 23rd, 2017

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